GREAT PANTHER SILVER LIMITED
TECHNICAL REPORT ON THE
TOPIA MINE, STATE OF DURANGO,
MEXICO

NI 43-101 Report

Qualified Persons:
David W. Rennie, P.Eng.
Tudorel Ciuculescu, P.Geo.

February 27, 2013
RPA Inc. 55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907 www.rpacan.com

Report Control Form

Document Title	Technical Report on the Topia Mine, Durango State, Mexico

Client Name & Address	Great Panther Silver Limited
800-333 Seymour Street
Vancouver, British Columbia
V6B 5A6

Document Reference	Project 1925	Status &
		Issue No.	Final	0

Issue Date	February 27, 2013

Authors	David W. Rennie	(Signed)
	Tudorel Ciuculescu	(Signed)

Peer Reviewer	Wayne Valliant	(Signed)

Project Manager Approval	Luke Evans	(Signed)

Project Director Approval	David W. Rennie	(Signed)

Report Distribution	Name	No. of Copies
Client

	RPA Filing	1 (project box)

Roscoe Postle Associates Inc.
1130 West Pender Street, Suite 388
Vancouver, BC V6E 4A4
Canada
Tel: +1 604 602 6767
Fax: +1 604 602 0235
mining@rpacan.com

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TABLE OF CONTENTS

PAGE

1	SUMMARY	1-1
	Executive Summary	1-1
	Technical Summary	1-5
2	INTRODUCTION	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6	HISTORY	6-1
7	GEOLOGICAL SETTING AND MINERALIZATION	7-1
	Regional Geology	7-1
	Local Geology	7-1
	Property Geology	7-2
	Mineralization	7-5
8	DEPOSIT TYPES	8-1
9	EXPLORATION	9-1
10	DRILLING	10-1
11	SAMPLE EPREPARATION, ANALYSES AND SECURITY	11-1
12	DATA VERIFICATION	12-1
	2010 Assay QA/QC	12-1
	2012 Assay QA/QC	12-3
	Discussion and Conclusions	12-9
13	MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
14	MINERAL RESOURCE ESTIMATE	14-1
	Summary	14-1
	Previous Estimates	14-3
	Database	14-8
	Sample Statistics	14-10
	Reconciliation	14-10
	Top Cuts	14-12
	Compositing	14-16
	Geostatistics	14-16
	Block Models	14-22
	Bulk Density	14-22
	Grade Interpolations	14-23
	Block Model Validation	14-23

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	Resource Cut-off	14-26
	Classification	14-26
15	MINERAL RESERVE ESTIMATE	15-1
16	MINING METHODS	16-1
17	RECOVERY METHODS	17-1
18	PROJECT INFRASTRUCTURE	18-1
19	MARKET STUDIES AND CONTRACTS	19-1
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
21	CAPITAL AND OPERATING COSTS	21-1
22	ECONOMIC ANALYSIS	22-1
23	ADJACENT PROPERTIES	23-1
24	OTHER RELEVANT DATA AND INFORMATION	24-1
25	INTERPRETATION AND CONCLUSIONS	25-1
26	RECOMMENDATIONS	26-1
27	REFERENCES	27-1
28	DATE AND SIGNATURE PAGE	28-1
29	CERTIFICATE OF QUALIFIED PERSON	29-1
30	APPENDIX 1	30-1
	List of Mineral Tenures	30-1
31	APPENDIX 2	31-1
	Sample Statistics	31-1
32	APPENDIX 3	32-1
	Resource Tables By Zone	32-1
33	APPENDIX 4	33-1
	Block Model Longitudinal Projections of Principal Veins	33-1

LIST OF TABLES

PAGE
Table 1-1	Topia Mineral Resources – June 30, 2012	1-3
Table 1-2	Exploration Budget	1-5
Table 6-1	Recent Production	6-2
Table 10-1	Diamond Drilling	10-1
Table 12-1	Topia CRMs	12-4
Table 14-1	Topia Mineral Resources – June 30, 2012	14-2
Table 14-2	Topia Mineral Resources - 2007-2009	14-3
Table 14-3	Changes To Mineral Resources	14-5
Table 14-4	Production Summary	14-6

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Table 14-5	Zone Codes	14-9
Table 14-6	Recorded Production vs. 2010 Block Models	14-11
Table 14-7	Recorded Production vs. Diluted Block Models	14-12
Table 14-8	2012 Capping Levels for Gold and Silver	14-14
Table 14-9	2012 Capping Levels for Lead and Zinc	14-15
Table 14-10	Variogram Results – La Dura	14-17
Table 14-11	Variogram Results – Hormiguera	14-18
Table 14-12	Variogram Results – Argentina	14-19
Table 14-13	Variogram Results – El Rosario	14-19
Table 14-14	Variogram Results – San Gregorio	14-20
Table 14-15	Variogram Results – Recompensa	14-21
Table 14 -16	Bulk Density	14-23
Table 14-17	Comparison of Sample and M&I Block Grades	14-25
Table 25-1	Topia Mineral Resources – June 30, 2012	25-1
Table 26-1	Exploration Budget	26-1

LIST OF FIGURES

PAGE
Figure 4-1	Location Map	4-2
Figure 4-2	Property Tenures	4-3
Figure 7-1	Regional Geology	7-3
Figure 7-2	Property Geology	7-4
Figure 10-1	Drill Hole Locations	10-3
Figure 12-1	Blanks Plot	12-4
Figure 12-2	Precision Plot	12-5
Figure 12-3	Accuracy Plot	12-6
Figure 12-4	Pulp Duplicate Scatter Diagram For Silver	12-7
Figure 12-5	Thompson-Howarth Plot For Silver	12-8
Figure 13-1	Mill Flow Sheet	13-3
Figure 13-1A	Equipment Description for Mill Flow Sheet	13-4

LIST OF APPENDIX FIGURES & TABLES

PAGE
Table A1-1	Topia Claims List	30-2
Table A2-1	Sample Statistics - Silver	31-2
Table A2-2	Sample Statistics - Gold	31-3
Table A2-3	Sample Statistics - Lead	31-4
Table A2-4	Sample Statistics - Zinc	31-5
Table A3-1	Measured Mineral Resources	32-1
Table A3-2	Indicated Mineral Resources	32-2
Table A3-3	Inferred Mineral Resources	32-3

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Great Panther Silver Limited (GPR) to prepare an estimate of Mineral Resources and an independent Technical Report on the Topia property (the Property), in Durango State, Mexico. The purpose of this Technical Report is to support GPR’s public disclosure related to the updated Mineral Resource estimate. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA visited the Property from September 23 to 25, 2010 and again from July 25 to 27, 2012.

GPR is engaged in the exploration, development, and production of mineral properties, primarily silver. It is a junior silver producing company with operating silver mines in Mexico. In addition to the Property, GPR owns and operates the Guanajuato silver mine and mill complex located in the Guanajuato, Mexico.

The Property encompasses several small underground silver-gold-lead-zinc mines along with a 275 tonnes per day (tpd) processing plant located in and around the town of Topia, Mexico. The deposits in the Topia area have been mined intermittently since the 16th century. GPR purchased the Property in 2005, refurbished and recommissioned the mill, rehabilitated underground workings, and resumed operations. GPR has carried out exploration and continues to explore the Property. At the time of the most recent visit, the mill was operating seven days per week, treating ores from GPR’s mines as well as from other independent operators.

Currently, the major assets and facilities associated with the Property are:

  Measured and Indicated Mineral Resources estimated to contain 156,000 tonnes grading 806 g/t Ag, 1.47 g/t Au, 6.48% Pb, and 4.29% Zn plus Inferred Mineral Resources estimated to contain 273,000 tonnes grading 837 g/t Ag, 0.8 g/t Au, 5.7% Pb, and 3.9% Zn.

  An underground mining operation producing approximately 175 tpd from up to fourteen mines on 27 separate veins using conventional and mechanized mining methods, including resuing.

  A flotation concentrator, which produces two separate concentrates: a silver-rich lead concentrate and a zinc concentrate. The mill has a rated capacity of 275 tpd.

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  Extensive underground workings including adits for access, as well as raises, sub- levels, and ramps.

Mineral Resources have been estimated for the following zones:

•	Argentina
	o	Central
	o	East
	o	Footwall
	o	Santa Cruz
	o	West
•	Hormiguera (Cantarranas)
	o	San Jorge
	o	San Miguel
	o	Hormiguera
•	Don Benito
	o	La Dura North
	o	La Dura South
	o	La Dura West
	o	La Dura Intermediate 2
•	La Prieta
•	Recompensa
	o	Recompensa Centre
	o	Recompensa Hangingwall
	o	Oliva
	o	Recompensa Intermediate 1
•	El Rosario
	o	El Rosario
	o	Rosario Footwall
	o	Rosario Hangingwall
•	San Gregorio
	o	San Gregorio
	o	Oxi
	o	Oxidata
	o	Link2
	o	La Higuera
	o	La Higuera Footwall
	o	San Pablo

The Mineral Resource estimate is summarized in Table 1-1. There are no Mineral Reserves estimated for the Topia property.

CONCLUSIONS
RPA has carried out an estimate of the Mineral Resources for the Topia property. The estimate is summarized in Table 1-1.

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TABLE 1-1 TOPIA MINERAL RESOURCES – JUNE 30, 2012
Great Panther Silver Limited - Topia Mine

Class	Tonnage (t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured	60,400	801	1.65	6.73	5.20
Indicated	95,400	809	1.35	6.33	3.70

M & I	156,000	806	1.47	6.48	4.29

Inferred	273,000	837	0.8	5.7	3.9

Notes:
	1.	CIM definitions were followed for Mineral Resources.
	2.	Mineral Resources are estimated at a Net Smelter Return cut-off of US$170/t.
	3.	Mineral Resources are estimated using metal prices of US$1,680/oz Au, US$28.00/oz Ag, US$0.85/lb Pb, and US$0.85/lb Zn.
	4.	A minimum mining width of 0.30 metres was used.
	5.	Numbers may not add due to rounding.

RPA draws the following conclusions:

•

The sampling conducted by GPR is appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples. RPA notes, however, that some channel sample widths are unreasonably low and that a practical minimum sampling width should be maintained.

•	Diamond drilling, logging, and core handling are being carried out in a reasonable fashion, consistent with industry best practice.

•	Assaying is being conducted using conventional methods consistent with common industry practice.

•

Recent independent audits of the laboratory have outlined issues that require remedial action. One of the more critical of these issues pertains to poor repeatability in pulp duplicates for silver and zinc.

•	The insertion rate of certified reference materials (CRM) in the drill hole sample stream is somewhat low and should be increased.

•

The sample database is observed to contain several errors of low severity. Improved validation is required for the data capture process. This is an issue that was noted during the previous Mineral Resource estimate.

•	The grade estimate for zinc is conservatively biased owing to a lack of assay data in some areas. RPA notes that GPR has started to address this issue since the last Mineral Resource estimate.

•	Comparison of the previous resource models with production suggests that more dilution is occurring than was previously estimated. Also, grades in some of the

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earlier models appeared to be over-estimated. Revisions to the top cuts have been made to try and address these concerns.

•

Measured Mineral Resources are observed to have increased slightly in terms of tonnage and metal content, and decreased in grade for all but zinc. The Indicated and Inferred categories decreased in terms of both tonnage and grade, and by extension, metal content. In RPA’s opinion, the factors affecting the changes to the Mineral Resource are:

	o	Depletion by mining and development

	o	Inclusion of new veins to the estimate either through exploration or collection of data on known but undocumented zones

	o	Application of different top cuts

	o	Changes in metal prices

	o	Adjustments to the Net Smelter Return (NSR) calculation

	o	Changes in classification methodology

•	There is potential for discovery of additional Mineral Resources at Topia through exploration and development.

RECOMMENDATIONS
RPA makes the following recommendations:

•

Exploration and development should continue in order to continue to add to the resource base. GPR plans to complete 1,500 m of diamond drilling at Topia in 2013 (see Table 1-2) . RPA recommends that this work be done.

•

Assay quality assurance and quality control (QA/QC) protocols should be maintained to ensure that the results produced by the Topia laboratory are accurate and unbiased. This should include regular and prompt review of QA/QC results.

•	The frequency of CRM insertion should be increased.

•	Independent audits of the laboratory should continue and the recommendations from these audits should be acted upon.

•	The data capture for the channel sampling should be standardized and validation protocols should be enhanced to reduce the number of errors in the database.

•	A reasonable minimum sample width for the channels should be established and maintained.

•	Reconciliation of block models with production should be continued in order to incrementally improve the resource estimates.

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TABLE 1-2 EXPLORATION BUDGET
Great Panther Silver Limited - Topia Mine

Budget Item			Amount (US$)

Drilling (surface)	Topia	1,500 m @ $200/m	$300,000

Geology (surface & ug)		12 mo @ $25,000/mo	$300,000

Rock sample assays		500 @ $15 ea	$7,500

Vancouver Office		12 mo @ $2,000/mo	$24,000

Mexico Expl Support		12 mo @ $10,000/mo	$120,000

Logistics		12 mo @ $2,000/mo	$24,000

Total			$775,500

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION
The Property is situated in and surrounding the town of Topia, Durango State, Mexico, approximately 235 km northwest of Durango and 100 km northeast of Culiacán. The Topia mill and office complex is located at approximately 25° 12' 54" N latitude and 106° 34' 20" W longitude.

LAND TENURE
The Property encompasses 54 contiguous concessions that cover approximately 6,276.3 ha in area. GPR holds a 100% interest in the Property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR).

SITE INFRASTRUCTURE
The surface and underground infrastructure at the Property includes the following:

  Multiple adits from surface as well as ramps, raises, drifts, cross-cuts, and sub -levels

  Conventional and mechanized underground mining equipment

  Mine ventilation, dewatering, and compressed air facilities

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  Mine, geology, processing, and administrative offices

  A nominal 275 tpd flotation concentrator with surface bins and crushing facilities

  A tailings impoundment facility

  Connection to the national grid for the supply of electric power

HISTORY
Mining was first reported in the area in 1538, and continued more or less continuously into the 20th century. Compania Minera Peñoles, S.A. (Peñoles) acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951. Peñoles operated at Topia from 1951 to 1990 when the operations were shut down due to low metal prices and labour pressures. Compania Minera de Canelas y Topia acquired and operated the mine until 1999. GPR acquired the Property in 2005, refurbished the mill, rehabilitated the mines, conducted exploration programs, and resumed production.

GEOLOGY
The Topia district lies within the Sierra Madre Occidental (SMO), a north-northwest-trending belt of Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The Property is underlain by a kilometre-thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics. The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district. There are two sets of faults: one striking 320° to 340° and dipping northeast and the other striking 50° to 70° and dipping steeply southeast to vertically. The northeast-trending faults are the principal host structures for precious and base metal mineralization.

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins. Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults. Mineralization within the veins consists mainly of massive galena, sphalerite, and tetrahedrite in a gangue quartz, barite, and calcite. The vein constituents often include adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products.

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MINERAL RESOURCES
The Mineral Resource estimate is summarized in Table 1-1. The effective date of the estimate is June 30, 2012.

The estimate was prepared using a combination of polygons and 2D block models. The block models comprised vertical 2D arrays of blocks measuring 2.5 m x 2.5 m in size, oriented roughly parallel to the strike of the veins. Values for accumulated metal for Ag, Au, Pb, and Zn, as well as true width were estimated into each block. The block grades were calculated by dividing the estimated accumulated metal “grade” by the estimated true width. Volumes were derived from the area of each block multiplied by the estimated width, and tonnages were calculated from the product of the volume and the estimated bulk density.

Resource blocks were reported using a net NSR value of US$170/t or greater.

MINING OPERATIONS
For the narrower veins at Topia, mining is by conventional cut and fill stoping with resuing to selectively mine the ore and leave the waste for backfill. Drilling is done with jackleg drills and ore is typically hand mucked in the stope and dropped down timber crib muck passes which are carried upwards as the stoping advances. Ore is hand sorted at the face to leave as much of the waste material as possible in the stope as backfill. From the muck passes the ore is pulled via manual chutes, loaded into small rail cars and hand trammed to a dump at the portal. At the surface ore dump, the ore may again be hand sorted to upgrade the ore before being transported to the processing plant.

In wider areas of the veins, mining is by mechanized cut and fill mining with small 2.0 yd3 Load-Haul-Dump trucks (LHDs) for development and 1.0 yd3 and 0.7 yd3 LHDs for mucking in the stopes. Development access is via decline. Lifts in the mechanized cut and fill stope are taken with horizontal holes (breasting). Ore is hauled from the stope by LHD and then loaded into a truck for haulage to the mill.

MINERAL PROCESSING
The mill employs conventional crushing, grinding, and flotation to produce lead and zinc sulphide concentrates. At the date of the visit, the mill was operating on GPR ore plus custom milling of ore from other mines in the district. The operation runs seven days a week,

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24 hours per day, with Sunday day-shift reserved for maintenance. The average head grade of ore processed by the mill for 2011 was 400 g/t Ag, 0.41 g/t Au, 2.13% Pb, and 3.05% Zn. The grade of lead concentrate was 8.8 kg/t Ag, 7.0 g/t Au, and 52.8% Pb, while the grade of zinc concentrate was 0.66 kg/t Ag and 53.9% Zn. Overall metal recoveries, determined from the metallurgical balance, were 88.7% for Ag, 80.1% for Au, 94.0% for Pb, and 91.7% for Zn in the two concentrates.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Robert Brown, P. Eng., Vice President Exploration of Great Panther Silver Limited (GPR), to prepare an estimate of Mineral Resources and an independent Technical Report on the Topia property (the Property), near Topia, Durango, Mexico. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

RPA visited the property in September 2010 and July 2012. On both occasions, RPA personnel visited underground production areas, development and old stopes for a number of veins, the mine laboratory, and the concentrate plant.

GPR is a Canadian-based mining and exploration company active in Mexico. The company has two mining and processing operations, the Topia silver-gold-lead-zinc property in west-central Durango State and the Guanajuato silver-gold mine in Guanajuato State. The Topia operation is the subject of this report.

The Topia mine and mill complex comprises several small-scale operating mines along with a conventional flotation concentrator. Mining in the district dates back to the early 16th century. GPR acquired the property in 2005 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR). The principal metals of interest are gold, silver, lead, and zinc. Mineralization occurs in narrow, near-vertical fissure veins, and comprises lead and zinc sulphides with accessory pyrite, in a gangue of predominately quartz, carbonates, and barite. In 2011, Topia produced 536,000 oz Ag, 500 oz Au, 941 t Pb, and 1,314 t Zn.

Ore is milled from several localities within GPR’s holdings in the area, as well as on a toll basis for an independent local operator. The rated capacity of the mill is 275 tpd. Mining is by conventional and mechanized cut and fill methods, and includes resuing in narrow sections. Ore is often hand sorted before shipment to the mill.

Currently, the major assets and facilities associated with the Topia operation are:

  Silver-gold-lead-zinc deposits within the known vein systems.
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  The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine workings and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings, and dry facilities.

  Facilities providing basic infrastructure to the mine, including electric power from the national power grid, heat, water supply from artesian springs, and sewage treatment.

  Underground infrastructure including drifts, sub-levels, ramps, raises, and mobile equipment fleet.

  Access by roads to the mill and tailings facility.

RPA previously prepared a Mineral Resource estimate and Technical Report for the Topia Property dated March 28, 2011 (Rennie, 2011). The authors of this report are independent of GPR as defined by NI 43-101.

SOURCES OF INFORMATION

David W. Rennie, P.Eng., Principal Geologist with RPA, and R. Dennis Bergen, P.Eng., Associate Principal Mining Engineer with RPA, carried out a site visit from September 23rd to 25th 2010. Tudorel Ciuculescu, M.Sc., P.Geo, Senior Geologist for RPA, visited the Topia Mine from July 25 to 27, 2012. In writing this report, RPA has relied on information provided by GPR in the form of technical reports, production records, financial reports, land tenure documents, drawings, assays, and drilling data.

Discussions were held with personnel from GPR:

  Robert Brown, P. Eng., Vice President Exploration
  Charles Brown, Chief Operating Officer
  Javier M. Ramirez, Topia General Manager
  Pedro Reyna Luna, Mine Superintendent
  Claudio Santiago Canseco, Topia Chief Mine Geologist
  Ramon Roberto Cruz Felix, Topia Laboratory Manager
  Alistair Barrett, Mapping Manager
  Mohammad Nourpour, Geologist/Spatial Specialist
  Jorge Ortega, Exploration Manager
  Jose Hurtado, Senior Geologist

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27, References.

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The site visit and initial data acquisition were conducted by Tudor Ciuculescu. Data validation and verification were carried out by Mr. Ciuculescu, along with Helen Oliver, M.Sc., C. Geol., Senior Geologist for RPA, and David Rennie. Assay Quality Assurance and Quality Control (QA/QC) was reviewed by Barry McDonough, P. Geo., Senior Geologist for RPA. Geological interpretations and database coding were carried out by Ms. Oliver and Mr. Rennie. Mr. Rennie also conducted statistical analyses, reconciliation studies and geostatistical analyses. Block modelling was carried out by John Boyce, P. Eng., Associate Senior Systems Engineer for RPA. Classification, tabulation and preparation of the Mineral Resource report were done by Mr. Rennie.

Mr. Ciuculescu is responsible for Sections 5 to 13, inclusive, plus parts of Sections 1, 2, 20, and 21 of this report. Mr. Rennie is responsible for the remainder as well as for the overall preparation of the report.

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LIST OF ABBREVIATIONS
Units of measurement used in this report conform to the Imperial system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	µ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	µg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	µm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	ppb	part per billion
Gpm	Imperial gallons per minute	ppm	part per million
g/t	gram per tonne	psia	pound per square inch absolute
gr/ft3	grain per cubic foot	psig	pound per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short ton per year
Hz	hertz	stpd	short ton per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonne per year
J	joule	tpd	metric tonne per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Great Panther Silver Limited (GPR). The information, conclusions, opinions, and estimates contained herein are based on:

  Information available to RPA at the time of preparation of this report;

  Assumptions, conditions, and qualifications as set forth in this report; and

  Data, reports, and other information supplied by GPR and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by GPR. GPR provided a legal opinion on the land tenure. The mineral claims legal opinion was prepared by Jose Enrique Rodriguez del Bosque, RB Abogados, Mexico City, Mexico dated March 10, 2011 and addressed to KPMG, Vancouver, B.C., Canada and Great Panther Silver Ltd. This information is used in Section 4 of this technical report.

RPA has not researched property title or mineral rights for the Topia property and expresses no opinion as to the ownership status of the property.

RPA has relied on GPR for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 3-1

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4 PROPERTY DESCRIPTION AND LOCATION

The Property is situated in and surrounding the town of Topia, Durango State, Mexico, approximately 235 km northwest of Durango and 100 km northeast of Culiacán (Figure 4-1). The Property encompasses 53 contiguous concessions that cover approximately 6,258 ha in area (Figure 4-2). The Topia mill and office complex is located at approximately 25° 12' 54" N latitude and 106° 34' 20" W longitude.

LAND TENURE

GPR holds a 100% interest in the Property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). The concessions that comprise the GPR holdings at Topia are shown in Figure 4-2 and a list of the tenures is provided in Appendix 1. In February 2005, GPR exercised its option to acquire a 100% interest in the Topia exploitation concessions. Upon signing of the formal purchase agreement on June 30, 2005, GPR made payments totalling approximately US$540,000 to Minera de Canelas y Topia S.A. de C.V., the Vendor, and to two divisions of Compania Minera Peñoles, S.A. (Peñoles), these latter payments being part of the assumed debt. A further payment of US$300,000 was made to the Vendor in August 2006 and regular payments are made to Peñoles with each shipment of concentrate in order to pay down the debt. The balance (approximately US$1 million) of the US$2.65 million purchase price was paid out of the proceeds of production. In addition to the claims, the option to purchase agreement included the mill, buildings, offices, houses, and workers’ quarters, as well as some underground mining equipment and surface vehicles. There is no underlying royalty on the Property.

Environmental protection regulations in Mexico are described as similar to those in North America. Permits are required for new mine operations, specifically, in order to operate a concentration plant as well as for the hydraulic discharge of tailings and changes to grandfathered projects. There are four government departments that deal with and regulate such affairs.

All permits are in place for the Topia Mine operation. RPA has not reviewed the environmental permits at Topia, and has relied on information provided by GPR.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 4-1

Figure 4-1
Great Panther Silver Limited
Topia Mine
Durango State, Mexico
Location Map
N
United States
0 100 200 300 400 500
Kilometres
La Choya
La Herradura
Santa Gertrudis
El Boludo
Sierra Madre Occidental
Hermosillo
Dolores
Mulatos
Ocampo
Chihuahua
Alamo Dorado
El Sauzal
Guadalupe y Calvo
Topia Mine
Guanacevi
Torreon
Monterrey
Culiacan
La Cienega
Metates
Velardena
Conception del Oro
Tayoltita
Durango
San Martin
Tocayos
Fresnillo
Gulf of Mexico
Monte del Favor
Guadalajara
San Martin
Real del Monte y Pachuca
Pacific Ocean
Mexico City
Manzanillo
Nukay
Belize
Guatemala
LEGEND
Major Mineral Projects
February 2013
Source: Great Panther Silver Limited, 2013.

RPA
www.rpacan.com

4-2

RPA
www.rpacan.com

Figure 4-2

Great Panther Silver Limited

Topia Mine
Durango State, Mexico

Property Tenures

Legend:
GPR Claims
Other Claims
Mineralized Vein
N
2,790,000m N
2,785,000m N
340,000m E
345,000m E
Cantarranas Vein
San Miguel Vein
Argentina Veins
San Jorge Vein
Topia Plant
Oliva Vein
La Dura Veins
Las Higueras Veins
San Gregorio Vein
Oxi/Oxidada Veins
El Rosario Veins
San Palbo Vein
Recompensa Veins
La Prieta Vein
222533
177243
154137
0 500 1000 1500 2000
Metres
Coordinates in UTM WGS84, zone 13

Claim name	Title #
El Co	125934
La P	154137
Topi	176292
La Esper	177243
La Concha Y A	180781
El Can	180782
Ampl. De O	180784
Don Ra	180785
Don Edua	180788
Australia	180789
El Duranguено	180790
San Andres	180791
Nueva Argentina Y Cambio	180792
Ampl. Del Carmen	180793
La Dura Y Anex	180794
Occidental Este	180795
Saltan Ranas	180796
Zona Buena	180797
Don Enrique	180799
Union Del Pueblo	181012
Ampl. De Las Animas	181013
La Colorado	181014
El Vasco	181015
La Jicara	181016
Argentina Norte	181017
Ampl. De La Marquesa	181018
Socavon Victoria	181019
Canta Ranas	181020
Prosperidad	181162
Santa Bibiana	181163
C.E. Schuffler Poniente	181164
Julian Rivera	181165
El Carmen	181166
Animas	181167
Valenciana Y Oliva	181168
La Argentina	181169
Unif. Ampl. Del Salto	184675
Santo Nino	185869
Arcadia	214597
Topia II	222533
Topia II-F1	222534
Topia II-F2	222535
Topia II-F3	222536
Topia II-F4	222537
Topia II-F5	222538
Topia II-F6	222539
Topia II-F7	222540
Topia II-F8	222541
Topia II-F9	222542
Topia II-F10	222543
Topia II-F11	222544
Topia II-F12	222545
Topia II-F13	222546
La Marquesa	Exp. 25/37407

February 2013

Source: Great Panther Silver Limited, 2013.

4-3

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Topia is situated in the Sierra Madre Mountains in the State of Durango, Mexico. Ground access is via 350 km of paved and gravel road from the city of Durango. Travel is north from Durango via Highway 23 to Santiago Papasquiaro, and west to Topia. Total travel time is reported to be eight hours. Small aircraft flights from Culiacán service the town of Topia on a daily basis.

CLIMATE

The climate is generally dry for most of the year, with a wet season from June to September, during which time 200 mm to 500 mm of rain may fall. The annual mean temperature is 16.8°C, but winters can be cool with frosts and light snow, particularly at higher elevations. Exploration and mining work can be conducted year-round.

LOCAL RESOURCES

Topia is a relatively small town of approximately 3,500 people, however, many have worked in the mines and there is a good local source of labour. The town is serviced by road, air service, power grid, and telephone. There are restaurants, hotels, and medical services but no bank or ATMs. GPR maintains a satellite telecommunication system for telephone and the Internet. Water is available from numerous springs, streams, and adits.

INFRASTRUCTURE

The surface and underground infrastructure at the Topia Mine includes the following:

  Extensive underground workings.

  Multiple adits from surface as well as raises, drifts, cross-cuts, sub-levels, and ramps.

  Mine ventilation, dewatering, and compressed air facilities.

  Conventional and mechanized underground mining equipment.

Great Panther Silver Limited – Topia Mine, Project #1925
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  Mine, geology, processing, and administrative offices.

  A nominal 275 tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit.

  A tailings storage facility.

  Connection to the national grid for the supply of electric power.

PHYSIOGRAPHY

The Topia area lies within the Sierra Madre Occidental, in a remote region of rugged terrain. Hillsides are quite steep with elevations ranging from 600 MASL up to over 2,000 MASL.

Vegetation consists of thickly intergrown bush, comprising mesquite, prickly pear, napal, and agave, giving way to pine and oak forest at higher elevations.

Land use in the area is predominantly mining, forestry, and agriculture.

Great Panther Silver Limited – Topia Mine, Project #1925
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6 HISTORY

The following was taken from a technical report by Orequest, dated November 2003, as used in the 2011 RPA Technical Report.

Mining in the region predates European colonization, and was first reported in the Topia area in 1538. Orequest (2003) reports that the Spanish first visited the area in 1569, although the website http://www.e-local.gob.mx states that explorers had visited as early as 1532. The first mineral concessions were granted at Topia in the early 1600s. The village was twice destroyed by attacks from indigenous tribes: in 1616 by the Tepehuanos and in 1776 by the Cocoyames.

Production from Topia during the period spanning the latter portion of the 19th century until the Mexican Revolution in 1910 was reportedly between $10 million and $20 million (Loucks, 1988; quoted by Orequest, 2003). This is estimated to have been the equivalent of between 15 million and 30 million ounces of silver and 25,000 to 50,000 ounces of gold.

Peñoles acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951. Peñoles operated at Topia from 1951 to 1990 when the operations were shut down due to low metal prices and labour difficulties. Mario Macias, the Mine Manager for Peñoles at the time, acquired the Topia property and formed Compania Minera de Canelas y Topia to carry on operations. Production for the period 1952 to 1999 totalled 15.4 million ounces of silver and 18,500 ounces of gold.

The Topia Mine was recently put back into production after a six year hiatus. Up until mid-March 2005, the mill was operating at roughly 25% capacity (50 tpd), processing ore grading 710 g/t Ag, 5.5% Pb, and 6.0% Zn from three levels of the 1522 area of the mine. During the second half of 2005, GPR refurbished and recommissioned the mill and has gradually increased the throughput at the plant to the current 275 tpd capacity.

During 2005 and up to present, many of the Property mines have been rehabilitated to re-access the Argentina, La Dura, El Rosario, San Gregorio, San Miguel, San Jorge, Veta Madre, Cantarranas, Animas, Oliva, and Recompensa veins and resample parts of the veins as part of a due diligence on sampling carried out by Peñoles. This resampling, combined

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with the sampling carried out by Peñoles, forms a partial basis for the current Mineral Resource estimate.

Since 2006, underground exploration and production channel samples have been collected by GPR from all stopes and development drifts. This work included much new development along the Argentina, San Gregorio, El Rosario, Cantarranas, La Dura/Don Benito, and Recompensa veins.

Exploration diamond drilling has been carried out on a number of vein systems. This exploration and development work forms the foundation for the resource estimate presented in this report.

PAST PRODUCTION

Past production from recent years is summarized in Table 6-1.

TABLE 6-1 RECENT PRODUCTION
Great Panther Silver Limited - Topia Mine

Year	2008	2009	2010	2011
Tonnes Ore Milled (000's)	35	30	38	47
Ore Silver Grade (g/t)	370	504	458	400
Plant Silver Recovery (%)	87.1	89.7	91.5	88.7
Silver Production (000's oz)	366	437	515	535
Gold Production (oz)	812	403	597	500
Lead Production (tonnes)	876	871	1,092	2,073
Zinc Production (tonnes)	1,074	1,057	1,358	2,898

The source of the information in Table 6-1 was the company website, http://www.greatpanther.com.

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Topia district lies within the Sierra Madre Occidental (SMO), a north-northwest-trending belt of Cenozoic-age rocks extending from the US border southwards to approximately 21° N latitude. The belt measures roughly 1,200 km long by 200 km to 300 km wide. Rocks within the SMO comprise Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs in the order of one kilometre thickness. Later Basin and Range extensional tectonism related to the opening of the Gulf of California has resulted in block faulting, uplift, and erosion. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults.

LOCAL GEOLOGY

The Topia area is underlain by a kilometre-thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics (Figure 7-1). The andesitic rocks are described as dark purple-grey augite andesite tuffs, agglomerates and flows, striking southeast and dipping at 25° to the southwest. This sequence has been divided into three members, which are, from oldest to youngest, the Santa Ana, El Carmen, and Los Hornos (Figure 7-1). Unconformably overlying these rocks is a 600 m thick carapace of flat-lying rhyolite flows and ignimbrites. These felsic rocks form high cliffs to the north of the town of Topia.

A granodiorite stock of Eocene age is exposed five kilometres southwest of Topia. It is accompanied by a propylitic aureole extending outwards for a distance of four kilometres, however, it is not considered to be related to the mineralization in the region. A smaller quartz monzonite intrusive body, measuring 50 m by 100 m, is situated near the Animas vein. This body is hypothesized to be related to a larger, deeper intrusion that is responsible for the epithermal mineralization.

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The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district. There are two sets of faults, one striking 320° to 340° and dipping northeast and the other striking 50° to 70° and dipping steeply southeast to vertically (Figures 7-1 and 7-2). The northeast-trending faults are the principal host structures for precious and base metal mineralization. The north-northwest-striking faults are observed to disrupt the vein-bearing structures and are sometimes host to post-mineral diabase and rhyolite dikes. These dikes are thought to be feeders to the overlying rhyolitic units.

PROPERTY GEOLOGY

The mineral deposits in the Topia camp are hosted in steeply dipping east-northeast-striking fault zones (Figure 7-2). These fault zones are typically narrow, ranging in width from centimetre- to decimetre-scale. The widest faults are in the Argentina system, where they are observed to be up to three metres wide and accompanied by gouge and intense clay alteration. They are broadly curvi-planar in shape both along strike and down dip, but more or less straight over short, stope-length distances.

Displacements across these structures are thought by mine geologists to be in the order of 50 m to 100 m, in a normal sense, with some rotational component. The faults branch and anastomose in a classic brittle fracture pattern commonly seen in narrow vein settings. Shoots pinch and swell along the trends, but the host structures themselves are observed to be very continuous. The main structures have been traced for as long as four kilometres.

The principal veins systems, from north to south, are

•	Argentina	•	Animas
•	Cantarranas/San Jorge	•	Recompensa/Oliva
•	Madre	•	San Gregorio
•	Don Benito/La Dura	•	El Rosario
•	El Ochenta	•	La Prieta

GPR is currently carrying out or has recently carried out exploration and development work and is mining on most of these structures.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 7-2

RPA
www.rpacan.com

Figure 7-1
Great Panther Silver Limited
Topia Mine
State of Durango, Mexico
Regional Geology
0 5 10 15 20
Kilometres
Legend:
Tr Rhyolite, Breccia, Ignimbrite
Tqm Quartz Monzonite Granodiorite
Ta Andesite and Dacite
Ps Sandstone, Volcano Sediments
Geological Contact
Mine or Prospect
Town or Village
Road
Boundary
N
GUANACEVI
RANCHO NUEVO
Rio Las Vuelta
Rio Del Valle
Rio Humaya
SIANORI
SAN BERNABE
TOPIA
CANELAS
R. Tamazula
February 2013
Source: Great Panther Silver Limited, 2011.

7-3

RPA
www.rpacan.com

Topia Claims
6,438 hectares
GEOLOGICAL LEGEND
MIOCENE TO RECENT
Alluvium
Rhyolite
EOCENE TO OLIGOCENE
Rhyolite Dykes
Diabase Dykes
LATE CRETACEOUS TO EARLY TERTIARY TUFFS & FLOWS
Hornos Member
El Carmen Member
Santa Ana Member
Fault
Vein
Not part of Topia Claim
0 500 1000 1500 2000
Metres
N
ARGENTINA
SANTA CRUZ
CANTARRANAS
SAN MIGUEL
MADRE
ANIMAS
Topia Townsite
CANTARRANAS
DON BENITO
MADRE
LA DURA
OLIVA
OLIVA
ANIMAS
RECOMPENSA
HIGUERAS
ROSARIO
AUSTRALIA
GREGORIO
PRIETA
DESIERTO

Figure 7-2

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

Property Geology

February 2013 *Source: Great Panther Silver Limited, 2013.*

7-4

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MINERALIZATION

Mineralization within the veins consists mainly of massive galena, sphalerite, and tetrahedrite in a gangue of quartz, barite, and calcite. The vein constituents often include adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products. Ore minerals occur as cavity-filling masses, comprising millimetre-scaled crystals of galena and sphalerite. No definitive metal zoning has been discerned, but the lower parts of the mines are reported to contain higher gold content than at higher elevations.

The veins range in thickness from a few centimetres to three metres. They are very continuous along strike, with the main veins extending more than four kilometres. The Madre vein has been mined for 3.5 km and the Cantarranas vein for 2.4 km. Many of the other veins have been mined intermittently over similar strike lengths. Vertically, the veins grade downward to barren coarse-grained quartz-rich filling and upwards to barren cherty quartz-calcite-barite vein filling. The main host rock is andesite of the Lower Volcanic Series, which is usually competent, making for generally good ground conditions within the mine. In wider sections, with greater clay content and/or zones of structural complexity, ground conditions are less favourable.

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8 DEPOSIT TYPES

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins. Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults cutting andesitic flows, breccias, and pyroclastics. Deposits are usually characterized by multiple veins in areas measuring 10 km2 to 15 km2 with individual veins generally less than two metres in thickness but up to three to four kilometres in length.

Epithermal systems, as the name suggests, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres. These deposits are commonly formed during the later stages of igneous events and are derived from remnant hydrothermal activity generated from intrusive bodies. Typically, epithermal vein mineralization is initiated several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems and a few million years after the intrusion of the closely associated plutonic rocks. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. Mineralization at Topia is reported to occur within a zone spanning 200 m to 300 m in elevation, which is consistent with the epithermal model. Geologists at Topia have, in many instances, been able to define the lower limit of mineralization, and this has been applied as a primary constraint to the Mineral Resource estimate.

The silver to gold ratio in these deposits is generally more than 300:1 and production from these deposit types averages about 400 to 500 g/t Ag.

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9 EXPLORATION

Exploration work carried out at Topia by GPR has comprised diamond drilling, chip sampling, mapping, and underground development. Prior to exercising their option in 2005, GPR conducted a surface diamond drill program consisting of 7,437 m in 30 NQ-size (4.76 cm) holes. The program was carried out on five localities: Las Trancas (on the Cantarranas vein), Don Benito, Hormiguera, Argentina, and El Rosario (Figure 10-1).

Additional details on the drilling programs are provided in Section 10, Drilling of this report.

GPR carried out refurbishment and sampling of underground drifts through 2005 and 2006. A total of 779 samples were taken from the Dos Amigos, La Dura, El Rosario, Cantarranas, and Madre veins. The sampling was successful in confirming earlier sampling work carried out by Peñoles prior to GPR acquiring the Property.

In 2007, surface and underground drilling was conducted at Madre, Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, and Recompensa. Total drilling was reportedly 8,293.6 m of NQ core in 40 holes. Underground drift development was carried out on Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, Recompensa, and San Gregorio.

Drilling and underground development continued throughout 2008, with the completion of 80 m of drifting at San Gregorio and 55 m at El Rosario. GPR also conducted development along the Argentina vein, ramping down from the 1 level to the 2 level, and driving along the vein for approximately 200 m westward to the Victoria fault (western limit of mineralization). According to GPR, drilling in 2008 totalled 3,586.9 m of NQ and A-size (3.53 cm diameter) core in 35 holes.

Drift, sub-level, and raise development was carried out at San Gregorio, El Rosario, and Don Benito in 2009. Diamond drilling was conducted from surface and underground at Don Benito, Hormiguera, San Gregorio, and Recompensa. Forty-eight NQ and A core diamond holes totalling 3,825.9 m were drilled.

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In 2010, GPR carried out surface diamond drilling on Recompensa, Oliva, Cantarranas, La Prieta, Argentina, San Gregorio, and El Rosario. A total of 9,460 m of drilling was completed during the period (http://www.greatpanther.com).

Seven thousand metres of surface drilling were budgeted for Topia in 2011, with targets on the Argentina, Oliva, Recompensa, Higueras, San Gregorio and El Rosario veins. For the year, ten surface drill holes were completed for a total of 1,759 m, and 59 underground drill holes were completed for a total of 2,767 m (http://www.greatpanther.com).

Surface drilling in 2012, along with underground development on the 1510 level at Durangueno provided definition of the San Gregorio, Oxidada, San Pablo, and Higuera veins. Surface drilling was also conducted along the south-west extension of the El Rosario vein, as well as the Argentina, Santa Cruz (hanging wall vein to Argentina), San Gregorio, Oxidada, Oxi, Higuera, El Rosario, Animas, and Australia veins. A total of 5,499 m were drilled from surface in 40 holes in 2012 (http://www.greatpanther.com).

There were also 66 underground drill holes completed in 2012 for a total of 2,565 m. Underground drilling in 2012 was conducted on a series of splay veins north of the Recompensa Mine, named the Intermediate and Oliva veins. Drilling was also carried out in the 1522 Mine and in the San Miguel, San Jorge, Cantarranas, Argentina and La Prieta Mines (http://www.greatpanther.com).

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10 DRILLING

As previously stated in Section 9 of this report, GPR has been diamond drilling more or less continuously at Topia since 2004. Table 10-1 summarizes the drilling completed up to the close of the database on September 30, 2012. Drill hole target areas are shown in Figure 10-1.

TABLE 10-1 DIAMOND DRILLING
Great Panther Silver Limited - Topia Mine

Year	Surface		Underground
	Holes	Metres	Holes	Metres
2004	30	7,437.3	0	0.0
2005	0	0.0	0	0.0
2006	4	649.0	10	637.3
2007	34	7,887.1	6	406.5
2008	7	2,234.5	28	1,352.4
2009	23	2,680.5	25	1,145.4
2010	58	8,992.1	51	2,420.4
2011	10	1,759.0	59	2,767.0
2012	40	5,499.4	66	2,565.0
Totals	206	37,138.9	245	11,294.0

Notes:
	1.	Totals may not agree due to rounding.
	2.	Aggregate length of surface drilling for 2010 is recorded in the database as 8,813.1 m.
	3.	Underground holes were not included in the resource database.

Drill programs were planned and supervised by personnel employed by GPR, its subsidiaries, and/or contractors. The surface drilling programs conducted from 2004 to 2009 were carried out under contract by BDW Drilling of Guadalajara, Mexico. The 2010 surface drilling was carried out by HD Drilling of San Luis de Potosi, Mexico. Underground drill programs were carried out by Topia Mine drillers. Core logging and collar surveys were carried out by GPR personnel, as well. All surface holes are NQ-size, although some surface holes were collared as HQ (6.35 cm dia.) and reduced to NQ. Underground drill holes are A core size.

Drill hole locations and collar orientations were established by the project geologists and surveyors. Downhole surveys were initially conducted using a Tropari instrument, but more recently a Flexit has been used. The present standard is for downhole surveys to be taken every 50 m. RPA notes that for some of the earlier holes (2004), the spacing between

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surveys was significantly broader, and in some cases, only the collar and toe of the holes were surveyed.

The protocol for core handling and logging is as follows:

  Core is delivered to the core shack daily.

  Core boxes are laid out, labelled with from and to distances, and footage measurements are checked and converted to metres.

  Geotechnical logging of rock quality designation (RQD) and recovery is carried out.

  Core is logged for lithology and marked for sampling.

  Samples are split using a rock saw and the remaining core is stored for future reference.

Logs, sample intervals, and surveys were entered into a DataShed database using a LogChief logger. The database is managed and validated by GPR mine staff, with the assistance of exploration personnel based in Vancouver.

The core logging and sampling is carried out within a fenced compound at the mill site. Access to the core is restricted to GPR employees or contractors. RPA inspected the core shack and sampling facility and considers it to be adequately equipped and reasonably secure. Core recovery in those sections reviewed by RPA appeared to be good, and the sampling looked to have been done correctly.

RPA notes that not all of the drilling data collected by GPR to date was from the veins included in the Mineral Resource estimate. The database provided to RPA contained records for 397 holes, totalling 46,267.5 m.

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3100 m
3500 m
3900 m
4300 m
4700 m
5100 m
5500 m
5900 m
6300 m
6700 m
7100 m
6700 m
6300 m
5900 m
5500 m
5100 m
4700 m
4300 m
3900 m
3500 m
3100 m
2700 m
2300 m
1900 m
1500 m
1100 m
Argentina
Santa Cruz
San Jorge
Cantarranas
El Ochenta
Oliva
Madre
Don Benito
Hipolito
La Dura
Animas
Recompensa
San Gregorio
El Rosario
Australia
La Prieta
Legend
Drillhole
Fault
Vein
Drainage
Road
Drill Road
Mine Workings Key
9 Norte
15-22
La Dura
Argentina
San Miguel
Hormiguera
El Ochenta
Oliva
Las Higueras
San Gregorio
El Rosario
Recompensa
La Prieta
N
0 200 400 600 800
Metres

Figure 10-1

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

Drill Hole Locations

February 2013

10-3

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

Sampling comprises both diamond drill and channel samples. Of these, the channels are most important for estimation of Mineral Resources due primarily to the total volume of samples and their spacing. In RPA’s opinion, the drill samples are too broadly spaced to provide reliable grade estimates for the veins. They are, however, very important in locating and projecting the veins, particularly in faulted areas. Drill holes provide a reliable indication of the vein locations, but drifting and raising on vein is required to fully evaluate the quantity and grade of the Mineral Resources.

The channel sampling was done either across the back or at waist height across the drift face using a hammer and moil. The protocol for sample lengths was that they were to be no longer than two metres, however, RPA noted that there were several samples in the database that were longer than that limit. It was also noted that there were a number of samples with recorded widths down to a centimetre. In RPA’s opinion, the sampling protocols should also include a minimum width constraint that reasonably reflects the minimum mining width. Sample spacing was in the order of 1.5 m to 2.5 m in the more densely sampled areas. The veins tend to be very steeply dipping to vertical, and so these samples are reasonably close to representing the true width of the structure.

The channel samples were processed and assayed at Topia mine laboratory. Samples were dried, crushed in two stages, riffle split, and pulverized. A sample was taken from the pulp and weighed, while the rest was kept in storage. Samples were analyzed for gold and silver by fire assay (FA) and gravimetric finish, or for base metals by atomic absorption (AA).

Diamond drill core samples were marked by geologists on the core. Samples did not cross lithological limits and their lengths were constrained to within a minimum of 10 cm and a maximum of two metres. Mineralized structures and the material adjacent to them were always sampled. For sets of veins with less than five metres separation, the material between veins was sampled entirely. Samples were taken using a diamond saw to split the core. The samples were prepared at Topia laboratory.

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The sawn split core samples were dried, crushed in two stages, riffle split, and puck pulverized. QA/QC samples were inserted in the sample stream, consisting of one blank sample of unmineralized rhyolite, one pulp duplicate, and two certified standard material (CRM) samples of different grades. The rhyolite blanks were prepared following a vein sample. The samples were then shipped to the GPR laboratory at Guanajuato for analysis. Samples were analysed for gold and silver by FA with AA finish, with higher grade silver samples rerun using gravimetric finish. Base metals were assayed using AA.

Specific gravity data was collected by analyzing dried core samples with a minimum weight of 500 g selected by a geologist. A set of three samples were measured: one from the vein, one from hangingwall, and one from footwall. GPR personnel took density measurements of the core specimens using a water immersion method. The density was derived from the ratio of the weight of the sample in air and the difference between the weights in air and submerged in water. Measurements were repeated for samples with calculated values outside expected ranges.

The total database encompasses three components: diamond drilling, production channel sampling, and the historical Peñoles (former operator) development channel sampling. All three datasets were used in the modelling of the Argentina, Santa Cruz, Argentina FW (footwall), Don Benito (La Dura), San Gregorio, El Rosario, Cantarranas (Hormiguera area), Recompensa, and La Prieta veins.

In RPA's opinion, the sampling at Topia is being conducted in an appropriate fashion using techniques that are commonly used in the industry. The samples are properly located and oriented and are representative of the mineralization.

Samples are collected and handled by Topia personnel and kept in reasonably secure premises on the mine property.

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12 DATA VERIFICATION

Assay quality assurance/quality control (QA/QC) is jointly managed by SGS Group (SGS) and GPR personnel. The mine laboratory continually monitors performance through the use of standards and calibration tests. In addition, SGS regularly conducts audits, which include re-assay of a suite of pulps at the laboratory that they manage for GPR in Guanajuato (GTO).

2010 ASSAY QA/QC

RPA inspected both the Topia and GTO laboratories in 2010 and found them to be orderly and properly equipped for the required analyses.

GPR regularly took quarter-core duplicates from the drill holes and submitted them for assay at both Topia and GTO. RPA reviewed the results of the core duplicate Ag, Au, Pb, and Zn analyses and noted the following:

  There was a very high degree of scatter for all elements.

  The Topia laboratory had higher detection limits (DL) than GTO and for this reason there was very poor agreement between duplicate pairs at extremely low grades.

  Gold core duplicates showed a persistent negative bias for the Topia laboratory versus GTO (i.e., Topia reported lower values than GTO).

  Silver duplicates showed a positive bias for Topia versus GTO in lower grade samples, below a threshold of roughly 50 g/t Ag. The mean grades of duplicate pairs with an average grade below 50 g/t Ag was 12 g/t for Topia and 7 g/t for GTO.

  Lead duplicates showed a very small positive bias for sample pairs above a threshold of 0.5% Pb. Below 0.5% Pb, the bias was proportionately larger, with Topia averaging 0.04% Pb and GTO averaging 0.03%, but RPA does not consider this to be significant.

  Zinc core duplicates were unbiased above a threshold of 0.5% Zn and modestly negatively biased for the lower grade range.

Pulps were sent monthly to GTO and compared to the Topia laboratory results. RPA reviewed these pulp duplicate assays and noted the following:

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  Scatter was much reduced relative to the core duplicates, in line with what is expected for pulp duplicates.

  The results for gold showed a positive bias for the Topia laboratory versus GTO. This bias existed through all grade ranges but was more pronounced in lower grade samples.

  Globally, the pulp duplicate results for silver agreed reasonably well for both laboratories, however, there appeared to be a negative bias (i.e., Topia lower than GTO) for low grade and a positive bias at higher grades.

  The number of determinations performed at GTO for lead and zinc were too low to carry out a valid comparison.

The mine laboratory included blanks and standards with every batch of samples which RPA reviewed and noted that they were generally within an acceptable range.

RPA concluded the duplicate assay results were inconclusive and recommended the continued monitoring of the Topia laboratory results.

2010 RPA DATABASE VALIDATION
The database was compiled by GPR mine and exploration staff. A copy of this database was kept on site at Topia, as well as in GPR’s offices in Vancouver and Guanajuato.

Channel samples were plotted on 1:500 plan maps in the mine office. Sample locations and grades were digitized into a database by mine personnel. This database was submitted to RPA for use in the Mineral Resource estimate. There was no practical way to exhaustively audit these data, however, RPA conducted a rigorous inspection of the channel sample database. This inspection comprised a review on cross section and plan views to check against the geological interpretations for erroneous coordinates or improper labelling. Also, the assay and width values were reviewed for extreme high and low values. Several errors were found, typically consisting of zero or negative width values, and samples labelled with the wrong vein name. These errors were corrected where possible, and where the errors could not be corrected, the samples were discarded.

RPA carried out a similar validation exercise on the diamond drill data. The checks also included running the GEMS validation utility for overlapping or missing intervals. No errors were found.

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RPA concluded that the database was secure and reasonably free of severe or systematic error and acceptable for the use in the estimation of Mineral Resources. RPA recommended increased checking of the database on a regular basis.

2011 INDEPENDENT LABORATORY AUDIT
An audit was conducted of the Topia laboratory by Dr. W. Johnson of Quality Analysis Consultants (Johnson, 2011) in February of 2011. A number of recommendations were made regarding assay QA/QC, health and safety issues, and assay protocols. In RPA’s opinion, none of the issues stemming from this audit were critical in terms of the assay database, however, most did warrant some form of remedial action.

2012 ASSAY QA/QC

As part of the 2012 QA/QC program commercially-sourced certified reference materials (CRMs) were introduced into the sample stream and duplicate analyses were run on sample pulps at SGS.

Two kinds of CRMs were used. The first was a barren sample, or blank, which tested for contamination associated with sample preparation prior to analysis. The second was a commercial standard sample of known value(s), as determined by the CRM’s manufacturer. These certified values were obtained by using “round robin” results from multiple laboratories. The use of these CRMS allows for the independent assessment of laboratory accuracy and precision.

BLANKS
A total of 25 blanks were submitted periodically for analyses. In RPA’s opinion, the insertion rate was below the best practice insertion rate of one per sample batch, or approximately 5%. The results from all the blank submissions were compared against the laboratory’s lower detection limit for each element to help identify potential cross-contamination between samples during the preparation phase. Assay results that returned values three times greater than the lower detection (3DL) are considered by RPA to be out-of-specification (OOS) or failures.

RPA plotted the blanks analyses and inspected the results for gold, silver, lead, and zinc. Determinations for silver and copper had few OOS values while 12 samples for gold returned

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assays above the 3DL threshold. One sample submitted showed higher than expected values for all elements except gold and was likely a mislabelled CRM. Lead and zinc values had a number of OOS results but failures did not appear to be systematic other than they occurred earlier in the program. The results for zinc were poor and may reflect the choice of material used for a blank. An example of RPA’s scatter diagram for blank insertions is given in Figure 12-1.

FIGURE 12-1 BLANKS PLOT

CERTIFIED REFERENCE MATERIALS
A total of 20 CRMs were introduced into the sample stream which RPA considers to be below the industry-standard insertion rate of approximately 5% or one CRM per sample batch. The CRMs were purchased from WCM Minerals (WCM) of Burnaby, British Columbia and are listed in Table 12-1.

TABLE 12-1 TOPIA CRMS
Great Panther Silver Limited – Topia Mine

	Ag (g/t)		Cu (%)		Pb (%)		Zn (%)
CRM	Grade	Std Dev	Grade	Std Dev	Grade	Std Dev	Grade	Std Dev
Pb 111	195.00	5.72	0.69	0.01	2.12	0.04	0.45	0.02
Pb 113	21.56	1.00	0.47	0.01	1.11	0.02	1.40	0.05

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RPA plotted the standards results and compared them to the recommended best value (RBV) provided by WCM to assess accuracy. An individual assay that returned a value greater than three standard deviations (±3SD) from the RBV is considered to be OOS and an accuracy failure. Results with two or more consecutive samples greater that two standard deviations (±2SD) from the RBV are also considered to be OOS for accuracy.

To assess assay precision, individual results were compared against the mean and standard deviations of the collective results for each CRM. Precision failures are defined as any samples that are greater than ±2SD from the assayed mean of the collective samples.

RPA inspected the precision results for both CRMs and found that, generally, results were acceptable with the exception of one lead and one zinc failure for Pb 113. An example of a precision scatter plot is shown in Figure 12-2.

FIGURE 12-2 PRECISION PLOT

Assay accuracy results were considerably poorer. Standard Pb 111 was used only six times and, for silver and copper, two OOS results were returned. For lead and zinc, three results of the six were failures. Both OOS copper assays were above the upper threshold while all three zinc results were below the lower threshold for acceptance. The two silver results were split and the lead assays failed low twice and high once.

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Standard Pb 113 was used 14 times and accuracy results were poor. Six submissions returned values below the acceptable threshold for silver. For copper, OOS results were split with three above and three below the acceptable range. Five of eight failures for lead were low and, for zinc, six results were OOS with three high and three low. An example of an accuracy scatter plot is shown in Figure 12-3.

FIGURE 12-3 ACCURACY PLOT

RPA notes that while the samples showed a high failure rate for accuracy the OOS values did not display a systematic bias and were, generally, distributed evenly between high and low failures. For CRM Pb 113, the results were lower for silver and lead and should be investigated. RPA recommends that QA/QC results be monitored and acted upon immediately if failures occur. A number of samples above and below the failure should be nominated for reanalysis and the results, if acceptable, should be incorporated into the assay database. If OOS results persist, the entire sample batch should be re-analyzed and, if appropriate, the new assays should replace those in the database.

PULP DUPLICATES
A total of 140 sample pulps were shipped to SGS laboratory at GTO for reanalysis and the results for gold, silver, lead, and zinc were compared against those assayed at the Topia laboratory. The duplicate assays were plotted on scatter diagrams and inspected for bias by

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RPA. RPA also plotted relative difference (Thompson-Howarth) diagrams to investigate possible grade bias.

In RPA’s opinion, the results for lead and zinc showed slightly more scatter than the results from gold and silver. The relative difference plots revealed a positive bias (i.e., higher results from Topia relative to GTO) for silver at grades up to approximately 3,000 ppm Ag. There is also a slight positive bias for Topia lead results below 1.0% Pb. Examples of pulp duplicate scatter diagrams and Thompson-Howarth plots are shown in Figures 12-4 and 12-5 respectively.

FIGURE 12-4 PULP DUPLICATE SCATTER DIAGRAM FOR SILVER

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FIGURE 12-5 THOMPSON-HOWARTH PLOT FOR SILVER

2012 INDEPENDENT LABORATORY AUDIT
An independent inspection of the Topia laboratory was conducted by Dr. Johnson in January 2012 (Johnson, 2012). It was noted that several improvements recommended in the previous audit had not been adopted. In addition, a study was conducted where 50 pulp samples were sent to SGS, renumbered, and sent back to the Topia laboratory for re-assay. The blind study showed poor agreement between original and duplicate results especially for low-grade silver (<200 g/t Ag) and low-grade zinc (<7% Zn). The statistics for these lower grade silver and zinc duplicates demonstrated virtually no correlation between original and duplicate results. These blind pulp duplicate results were in contrast with the good results from routine pulp duplicate re-analysis done at the Topia laboratory. Recommendations were made for changes to the analytical protocols that should address these issues.

In RPA’s opinion, there are sufficient concerns with the Topia laboratory that, if not addressed, could impair the use of assay data in Mineral Resource estimation. RPA recommends the independent audits be continued, and that the recommendations from these audits be acted upon.

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2012 RPA DATABASE VALIDATION
RPA conducted an in-depth inspection of the GPR channel sample and diamond drill hole databases and the results are summarized below.

CHANNEL SAMPLES
RPA followed the same protocols as the previous inspection with respect to channel samples. Errors in the channel sample database were similarly noted and, where possible, corrected. These included typographic errors and duplicate sample numbers with different coordinates. Other samples, due to missing or obviously erroneous data, were not used for geological modelling or Mineral Resource estimation. Some of the errors noted in the latter group included samples with:

  inappropriate widths (i.e., excessive sample lengths, zero width, and missing or suspect widths);

  excessive assay values (over 100% and/or above the stoichiometic limits for any mineral);

  samples with duplicate coordinates (one of each pair discarded); and

  samples with zero elevation.

DRILL CORE SAMPLES
RPA carried out a similar validation exercise on the diamond drill data. The checks also included running the GEMS validation utility for overlapping or missing intervals. RPA found a small number of errors in the collar, survey, and specific gravity tables which were corrected. The assay table was found to contain a wide range of negative values which were apparently meant to denote assays below detection limit. In some cases as many as six different negative values were found for a single field in the database. RPA recommends that a consistent protocol be established for denoting below-detection-limit assays.

No drill holes were excluded for geological modelling or Mineral Resource estimation.

DISCUSSION AND CONCLUSIONS

RPA found the rate of insertion for CRMs and blanks to be below industry standard and recommends these be increased. The number of pulp duplicates analyzed at a secondary laboratory is acceptable.

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RPA inspected the results of the QA/QC program and found that precision results from the insertion of CRMs were acceptable but accuracy results were generally poor. RPA noted that there was no compelling evidence for a systematic bias, although the accuracy failures for silver from the Topia laboratory were mostly below specification. These results should be investigated and independent standards assays should remain part of the QA/QC protocols.

RPA notes that the recent independent audits of the laboratory have found a number of issues requiring follow-up. The results and recommendations regarding the duplicates results are particularly important and warrant immediate remedial steps. RPA concurs with the recommendations of the laboratory audit reports, and recommends that these independent audits continue.

In RPA's opinion, the database is secure and reasonably free of severe or systematic errors. However, as with the previous database inspection, RPA found enough errors of minor severity to warrant improvements to routine data verification protocols. RPA recommends that increased checking of the database be carried out on a regular basis, with particular rigour when preparing the Mineral Resource estimates.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

Ores from the many mines in the Topia area are processed at the GPR facility located on the north side of town. Peñoles began operating the plant in 1952, and processed a total of 1.38 million tonnes, including some 64,000 tonnes of purchased ore. GPR refurbished the plant during the second half of 2005 and recommissioned it in December 2005. GPR has operated the Topia plant continuously since December 2005. The mill employs conventional crushing, grinding, and flotation to produce lead and zinc sulphide concentrates. The processing plant has a rated capacity of 275 tpd. Ore is supplied to the plant from Property mines plus other mines in the district for custom milling. The operation runs seven days a week, 24 hours per day, with Sunday day shift reserved for maintenance. The average head grade of ore processed by the mill for 2011 was 400 g/t Ag, 0.41 g/t Au, 2.13% Pb, and 3.05% Zn. The grade of lead concentrate was 8.8 kg/t Ag, 7.0 g/t Au, and 52.8% Pb, while the grade of zinc concentrate was 0.66 kg/t Ag and 53.9% Zn. Overall metal recoveries, determined from the metallurgical balance, were 88.7% for Ag, 80.1% for Au, 94.0% for Pb, and 91.7% for Zn in the two concentrates.

Coarse ore is placed in one of six bins, which provides a means for segregation of ore types for batch processing, or blending. Ore is passed through a grizzly to a 15 in. x 24 in. jaw crusher and then over a 6 ft x 12 ft vibratory screen. Oversize (>3/4 in.) from the screen is sent to a secondary cone crusher, and then conveyed to a 200 t capacity fine ore bin.

Segregation of sulphide particles is achieved by means of a grinding circuit comprising three ball mills and two 10 in. dia. cyclones. Fine ore is fed to one of either a six-foot by 14 ft or five-foot by ten-foot ball mill. When the larger unit is in use, the product is passed through the cyclones, with the oversize fed back into the ball mill. If the smaller mill is used, the oversize from the cyclones goes to a four-foot by eight-foot ball mill which operates in closed circuit with the cyclones. Final grind size is 80% passing 74 μm.

The ore stream passes to a lead flotation circuit comprising primary and secondary rougher and cleaner flotation cells, followed by a similarly configured zinc circuit. Concentrates are dried to 10% moisture content by means of disc filters and shipped via trucks to the port of

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Manzanillo for sale to a concentrate buyer. Tails are piped to an impoundment facility located downhill, approximately 750 m from the mill.

A process flow sheet is provided in Figure 13-1.

In RPA’s opinion, the performance of the mill demonstrates that the gold, silver, lead and zinc in the ores at Topia can be recovered with conventional processes.

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13-3

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Figure 13-1

Great Panther Silver Limited

Topia Mine

Durango State, Mexico

Mill Flow Sheet

Refer to Figure 13-1A for Description of Mill Flow Sheet

February 2013

Source: Great Panther Silver Limited, 2013.

RPA
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FIGURE 13-1A EQUIPMENT DESCRIPTION FOR MILL FLOW SHEET

1- PARRILLA DE RIELES
2- TOLVAS DE GRURESOS (DEPOSITO DE 150TON)
3- CARRO ALIMENTADOR	MOTOR HP 1
4- BANDA TRANSPORTADORA DE 24”	MOTOR HP 5
5- ELECTRO IMAN
6- PARRILLA SEPARADORA
7- QUEBRADORA DE QUIJADA 15”X18”	MOTOR HP 30
8- BANDA TRANSPORTADORA DE 24”	MOTOR HP 5
9- ELECTRO IMAN
10-CRIBA VIBRATORIA 6´X12´	MOTOR HP 10
11- BANDA TRANSPORTADORA DE 18”	MOTOR HP 5
12- QUEBRADORA SECUNDARIA 3´	MOTOR HP 75
13- BANDA TRANSPORTADORA DE 18”	MOTOR HP 5
14- CORTADOR DE MUESTRAS	MOTOR HP 0.5
15- CARRO REPARTIDOR	MOTOR HP 3
16- TOLVAS DE FINOS (DEPOSITO DE 60TON)
17- BANDA TRANSPORTADORA DE 20”	MOTOR HP 3
18- BANDA TRANSPORTADORA DE 18”	MOTOR HP 3
19- BANDA TRANSPORTADORA DE 18”	MOTOR HP 3
20- MOLINO 5X10	MOTOR HP 150
21- MOLINO 4X8	MOTOR HP 100
22- MOLINO 6X14	MOTOR HP 250
23- BOMBA DE CICLONES 1 5”X4”	MOTOR HP 20
24- BOMBA DE CICLONES 2 5”X4”	MOTOR HP 20
25- CICLON 1 (d-10)
26- CICLON 2 (d-10)
27- CELDAS DE FLOTACION DE PLOMO (100Ft3) (6)	MOTOR HP 30 CADA DOS CELDAS
28-CELDAS LIMPIADORAS DE PLOMO (50Ft3) (2)	MOTOR HP 15 CON DOS CELDAS
29- BOMBA MEDIOS DE PLOMO (GALAGHER DE 1”1/2)	MOTOR HP 5
30- TANQUE ACONDICIONADOR DE ZINC	MOTOR HP 10
31- CALERO	MOTOR HP 0.5
32- BOMBA DE MEDIOS DE ZINC	MOTOR HP 15
33- CELDAS DE FLOTACION DE ZINC (100ft3) (6)	MOTOR HP 30 CADA DOS CELDAS
34- CELDAS LIMPIADORAS DE ZINC (50Ft3) (2)	MOTOR HP 15 CON DOS CELDAS
35- FILTROS DE DISCOS PLOMO Y ZINC	MOTOR HP 3
36- BOMBA DE VACIO (1) SERIE 700	MOTOR HP 40
37- BOMBA DE VACIO (2) SERIE 1001	MOTOR HP 50
38- SOPLADOR	MOTOR HP 5
39- BANDA TRANSPORTADORA DE PLOMO DE 18”	MOTOR HP 5
40- BANDA TRANSPORTADORA DE ZINC DE 18”	MOTOR HP 5
41- PILETA RECEPTORA LAMAS DE PLOMO
42- PILETAS RECEPTORAS LAMAS DE ZINC
43- BOMBA DE COLAS FINALES 5”X4”	MOTOR HP 10
44- 5 DEPOSITOS DE PREPARACION DE REACTIVOS 1000Lts
45- 4 AGITADORES DE REACTIVOS	MOTOR HP 1/4
46- REACTIVEROS		MOTOR HP 1/4
47- CORTADOR DE MUESRA DE CABEZA		MOTOR HP 1
48- CORTADOR DE MUESTRA DE CON CENTRADO DE PLOMO		MOTOR HP 1
49- CORTADOR DE MUESTRA DE CONCENTRADO DE ZINC		MOTOR HP 1
50- BOMBA DE RECUPERACION DE AGUA EN AREA DE MOLINOS (GALAGHER 2”)		MOTOR HP 5
51- PILETA VICTORIA 250M3
52- BOMBA SUMERGIBLE (2)		MOTOR HP 35
53- PILETA SOCAVON 200M3
54- BOMBA SUMERGIBLE (2)		MOTOR HP 35

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

RPA has estimated the Mineral Resources for the Topia Mine, and this estimate is summarized in Table 14-1. The estimate was prepared under the direction of D. Rennie, P. Eng., Principal Geologist for RPA. Mr. Rennie is independent of GPR as per the criteria set out in NI 43-101.

The estimate was prepared using a combination of polygons and 2D block models. Accumulated metal values (grade x thickness) and vein width were estimated into the blocks using Inverse Distance Cubed (ID3) weighting. Block grades for Au, Ag, Pb, and Zn were calculated by dividing the estimated width into the interpolated accumulated metal value. The effective date of the estimate is June 30, 2012.

The Mineral Resources reside within 27 individual zones located throughout the Topia area. These zones are listed below:

•	Argentina
	o	Central
	o	East
	o	Footwall
	o	Santa Cruz
	o	West
•	Hormiguera (Cantarranas)
	o	San Jorge
	o	San Miguel
	o	Hormiguera
•	Don Benito
	o	La Dura North
	o	La Dura South
	o	La Dura West
	o	La Dura Intermediate 2
•	La Prieta
•	Recompensa
	o	Recompensa Centre
	o	Recompensa Hangingwall
	o	Oliva
	o	Recompensa Intermediate 1
•	El Rosario
	o	El Rosario
	o	Rosario Footwall

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	o	Rosario Hangingwall
•		San Gregorio
	o	San Gregorio
	o	Oxi
	o	Oxidata
	o	Link2
	o	La Higuera
	o	La Higuera Footwall
	o	San Pablo

Block models were not updated for Argentina Central, Argentina East, and Santa Cruz, because no new development had been done in these zones. RPA notes that the cut-off criteria for the present estimate are different from the previous one completed in 2010. Application of these updated cut-offs will result in changes to the reported tonnes and grade of the Mineral Resources. RPA reviewed the block models for these zones at the Net Smelter Return (NSR) cut-off value of $170/t and found that the revised results were either relatively unchanged or somewhat larger than the previous results. Consequently, RPA concluded that leaving the estimates unchanged for these zones would not result in a misstatement of the Mineral Resources.

TABLE 14-1 TOPIA MINERAL RESOURCES – JUNE 30, 2012
Great Panther Silver Limited - Topia Mine

Class	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	60,400	801	1.65	6.73	5.20
Indicated	95,400	809	1.35	6.33	3.70

M & I	156,000	806	1.47	6.48	4.29

Inferred	273,000	837	0.8	5.7	3.9

Notes:
	1.	CIM definitions were followed for Mineral Resources.
	2.	Mineral Resources are estimated at an NSR cut-off of US$170/t.
	3.	Mineral Resources are estimated using metal prices of US$1,680/oz Au, US$28 .00/oz Ag, US$0.85/lb Pb, and US$0.85/lb Zn.
	4.	A minimum mining width of 0.30 metres was used.
	5.	Numbers may not add due to rounding.

Tables showing the Mineral Resource totals for individual zones are provided in Appendix 3.

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PREVIOUS ESTIMATES

In 2006, GPR retained Wardrop Engineering Inc. (Wardrop) to complete a Mineral Resource estimate on the Animas, Dura, Madre, and Argentina veins. Total Measured and Indicated Mineral Resources were 165,000 t grading 480 g/t Ag, 0.867 g/t Au, 4.87% Pb, and 4.5% Zn (Wardrop, 2007). The estimate was carried out using Ordinary Kriging (OK) and was quoted for a minimum Gross Metal Value (GMV) of $60/t. The GMV included a 33% dilution factor and was based on metal prices and recoveries that were relevant for 2007.

Wardrop updated the estimate for the Argentina veins in 2009. The Argentina 2009 estimate totalled Measured and Indicated Mineral Resources of 117,000 t grading 651 g/t Ag, 0.71 g/t Au, 6.37% Pb, and 4.64% Zn, with Inferred Mineral Resources of 152,000 t at 690 g/t Ag, 0.97 g/t Au, 5.36% Pb, and 3.67% Zn (Wardrop, 2009). The estimate was carried out using OK, reported at a NSR cut-off of US$75/t. The estimate considered a provision for 33% dilution, plus typical plant performance, and concentrate transport, smelting, and refining costs relevant to 2009. The Mineral Resources for the veins outside of Argentina were considered to have remained unchanged from 2007. The Mineral Resource estimate as of 2009, comprising the 2009 Argentina resources, as well as the 2007 resources outside of Argentina, is summarized in Table 14-2.

TABLE 14-2 TOPIA MINERAL RESOURCES - 2007-2009
Great Panther Silver Limited - Topia Mine

Class	Zone	Tonnage	Ag	Au	Pb	Zn
		(t)	(g/t)	(g/t)	(%)	(%)
Measured	Argentina	40,015	669	0.70	6.85	4.78
	Animas	7,032	309	2.73	3.07	4.96
	Dura	4,359	303	1.07	3.15	5.52
	Madre	2,639	307	0.78	1.55	4.02
	Other	2,205	629	0.44	8.94	4.58
	Total	56,250	577	0.98	5.92	4.82

Indicated	Argentina	77,229	642	0.71	6.12	4.58
	Animas	13,983	267	2.45	3.12	4.83
	Dura	15,545	329	1.17	3.98	5.62
	Madre	6,435	346	1.12	2.22	5.70
	Other	3,662	673	0.41	10.81	5.38
	Total	116,854	540	0.99	5.41	4.84

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Class	Zone	Tonnage	Ag	Au	Pb	Zn
		(t)	(g/t)	(g/t)	(%)	(%)

Inferred	Argentina	152,189	690	0.97	5.36	3.67
	Animas	5,163	179	2.45	2.95	4.80
	Dura	14,720	237	1.09	3.45	4.90
	Madre	2,115	372	1.06	2.40	6.01
	Other	0.38	620	0.48	8.03	4.48
	Total	174,187	633	1.03	5.09	3.84

Notes:
	1.	CIM definitions were followed for Mineral Resources.
	2.	The Mineral Resources for all but Argentina were quoted using a GMV of US$60/t.
	3.	Mineral Resources for Argentina were estimated at a NSR cut-off of US$75/t.
	4.	Tonnages for this table are quoted as reported, and not rounded off. Grades have been rounded to three significant figures.

In 2010, RPA prepared a Mineral Resource estimate which included several more veins than previous estimates (Rennie, 2011). The zones included in this estimate are listed below:

•	Argentina
	o	Central
	o	East
	o	Footwall
	o	Santa Cruz
	o	West
•	Hormiguera (Cantarranas)
•	Don Benito
	o	La Dura North
	o	La Dura South
	o	La Dura West
•	La Prieta
•	Recompensa
•	El Rosario
•	San Gregorio
•	San Jorge

The estimate was carried out using 2D block models and interpolating vein width and accumulated metal (grade x width) into the blocks using Inverse Distance Cubed (ID3). Grades were determined by dividing the block accumulated metal by the interpolated width. The estimate was reported at a NSR cut-off of US$130/t, which was derived from updated costs, metallurgical recoveries, and metal prices. The dilution allowance was increased to 50%, and a minimum width of 0.30 m was applied. Metal prices used for the 2011 estimate were US$1,200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn. The 2010 estimate is summarized and compared to the current estimate in Table 14-3.

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TABLE 14-3 CHANGES TO MINERAL RESOURCES
Great Panther Silver Limited - Topia Mine

Class	Tonnage	Ag	Au	Pb	Zn		Contained Metal
	(t)	(g/t)	(g/t)	(%)	(%)	(oz Ag)	(oz Au)	(lb Pb)	(lb Zn)
2010
Measured	57,700	825	1.67	7.57	4.97	1,530,000	3,100	9,630,000	6,320,000
Indicated	113,000	883	1.50	7.50	4.06	3,210,000	5,450	18,700,000	10,100,000
Inferred	285,000	868	1.48	6.54	3.72	7,950,000	13,600	41,100,000	23,400,000

2012
Measured	60,400	801	1.65	6.73	5.20	1,560,000	3,200	8,960,000	6,930,000
Indicated	95,400	809	1.35	6.33	3.70	2,480,000	4,150	13,300,000	7,790,000
Inferred	273,000	837	0.80	5.70	3.90	7,350,000	6,700	34,100,000	23,800,000

Percent Difference
Measured	4.7%	-2.9%	-1.2%	-11.1%	4.6%	2.0%	3.2%	-7.0%	9.7%
Indicated	-15.6%	-8.4%	-10.0%	-15.6%	-8.9%	-22.7%	-23.9%	-28.9%	-22.9%
Inferred	-4.2%	-3.6%	-45.9%	-12.8%	4.8%	-7.5%	-50.7%	-17.0%	1.7%

Measured Mineral Resources are observed to have increased slightly in terms of tonnage and metal content, and decreased in grade for all but zinc. The Indicated and Inferred categories decreased in terms of both tonnage and grade, and by extension, metal content. In RPA’s opinion, the factors affecting the changes to the Mineral Resource are:

  Depletion by mining and development

  Inclusion of new veins to the estimate either through exploration or collection of data on known but undocumented zones

  Application of different top cuts

  Changes in metal prices

  Adjustments to the NSR calculation

  Changes in classification methodology

These factors would have conflicting affects which would both tend to have positive and negative effects on the Mineral Resource tonnage and grade. The changes may also be conflicting in terms of total metal content, in that factors that increase the grades (e.g., increasing the NSR cut-off) will have the opposite effect on the tonnage. The potential impact of each of these factors is discussed below.

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Depletion of Mineral Resources occurred due to mining and development. Table 14-4 summarizes the production from all zones from the beginning of 2011 to the end of the third quarter of 2012. The top two producers, in terms of tonnage, were La Dura and San Gregorio, which together, accounted for a third of the total. Other important contributors were Argentina (primarily Argentina West), El Rosario, and Durangueno. Typically, the production would be expected to be primarily from the Measured and Indicated categories of the Mineral Resources. In reality, a significant component of the production came from portions of the zones either in the Inferred category, or not in the resource estimate at all. Examples of this would be San Miguel, El 80, Durangueno, Oliva and La Prieta.

TABLE 14-4 PRODUCTION SUMMARY
Great Panther Silver Limited - Topia Mine

Zone	Tonnes	Au	Ag	Pb	Zn
		(g/t)	(g/t)	(%)	(%)
15-22 (La Dura)	16,534	1.02	239	3.10	3.66
San Miguel	2,596	0.35	408	1.05	1.77
San Miguel MMR	4,178	0.34	326	0.89	1.55
Animas 1420	630	0.30	239	1.62	2.35
Argentina	7,723	0.28	402	2.46	1.73
Descubridora	1,285	0.33	222	1.25	1.55
El 80	2,545	0.34	703	2.87	3.13
Recompensa	5,449	2.49	280	1.91	2.60
El Rincon	641	2.85	116	0.76	1.32
Cru 9 N	1,612	1.08	208	1.20	1.98
San Gregorio	11,788	0.26	563	2.35	3.59
Durangueno	8,509	0.30	307	0.91	3.83
Rosario	9,171	0.27	508	1.84	2.92
Hormiguera	4,345	0.33	401	0.91	1.29
Oliva	5,305	0.33	279	1.26	1.60
La Prieta	2,580	1.21	260	1.53	2.95
Total	84,889	0.64	370	1.96	2.80

Several new zones were discovered and added to the resource inventory. These zones were discovered primarily through drifting and diamond drilling. A few were veins that were known to exist but for which the data had previously not been reviewed and validated in order to use it in resource estimation. Veins added in the 2012 estimate include La Dura Intermediate 2, El Rosario FW, El Rosario HW, Oxi, Oxidata, Link 2, La Higuera, La Higuera FW, San Pablo, La Prieta, Recompensa HW, Recompensa Intermediate 1, and Oliva. These

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new zones added 13,000 t to the Measured and Indicated categories and 46,000 t to the Inferred Mineral Resources.

RPA made revisions to the top cuts applied to the samples based upon production results. The tonnage and grade of the ore produced was compared to that predicted by the block models in the 2010 estimate. Some top cuts were lowered, and a few were raised, and additional caps were applied to lead and zinc in places. In RPA's opinion, the overall effect of making these changes would have been to reduce the average grades by a very small amount. This is described in more detail in the sections of this report entitled Reconciliation and Top Cuts.

Metal prices used for this estimate were US$1,680/oz Au, US$28.00/oz Ag, US$0.85/lb Pb, and US$0.85/lb Zn, whereas for the 2010 estimate the prices were US$1,200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn. The base metal prices dropped while the precious metal prices increased, which would have conflicting impacts on the overall NSR value of the ore. RPA notes that silver tends to be the most valuable component in the ores at Topia, and on average overall, outweighs the value of the combined base metals by a factor five. Consequently, in RPA's opinion, the changes to the metal prices would have resulted in an increase in the NSR value of the ore, which in turn, would have had a positive impact on the Mineral Resource tonnage.

In addition to metal prices, the NSR calculation has been updated with recent costs, as well as an increase in the estimated dilution allowance. The dilution allowance was increased from 50% to 100%. In RPA's opinion, the overall impact of increasing costs and dilution will tend to decrease the overall value of the resource blocks. This will have had a negative effect on resource tonnage.

The NSR cut-off applied for this estimate was $170/t, which is significantly higher than the $130/t cut-off used in 2010. This will have the overall effect of reducing the tonnage reporting above cut-off and increasing the global resource grades.

Some modifications were made to the classification of the Inferred Mineral Resources which reduced the tonnages. The changes were made based on the observed performance of each vein with respect to conversion of Inferred to Measured and Indicated categories.

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DATABASE

The data were provided to RPA as a series of ASCII files, which were then loaded into a GEMS Project File. These data included a series of wireframe models in DXF format, which were also loaded into GEMS. The wireframe models represented the interpreted veins, with areas excised in “cookie-cutter” fashion to account for the underground development and stoping. Autocad files of the development and stoping were supplied, along with a surface Digital Terrain Model (DTM) of the topographic surface.

The samples comprised drill core and underground chips. The database contained records for 397 drill holes encompassing 5,218 sampled intervals. Of those intervals, 454 were taken from the mineralized zones included in the estimate. There were 12,240 chip samples in total, of which 10,762 were used in the estimate.

RPA tagged the samples with integer codes depending on the zone in which they were located. These codes provided a basis for sub-setting the data during the grade interpolations so that the block grades for each individual zone were estimated using only samples from that zone. It was noted that some samples did not plot in a position consistent with the interpretation of the veins. In those circumstances, where the plotted location of the samples could not be reconciled with the interpretation, the samples were excluded from the grade interpolations. The zone codes are listed in Table 14-5.

For the most part, the veins were narrow enough such that only a single sample was sufficient to cover the entire zone. For some drill intercepts, however, there were multiple samples in the vein, which required compositing. These samples were composited across the vein width, and then all intercepts, whether they were composites or not, were adjusted for true width. This adjustment was made using the GEMS utility that can estimate the true thickness from the vein and drill hole orientations. The chip samples were assumed to have been taken horizontally across the strike of the zones, so no adjustment for true width was deemed necessary.

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TABLE 14-5 ZONE CODES
Great Panther Silver Limited - Topia Mine

Area	Code	Zone - RPA
Hormiguera	100	Hormiguera Unassigned
	101	San Jorge
	102	San Miguel
	103	Hormiguera

Argentina	200	Arg - Unassigned
	203	Arg - FW
	205	Arg - West
	206	Arg - HW
	201	Arg - Central
	202	Arg - East
	204	Santa Cruz

Don Benito	300	La Dura Unassigned
(La Dura)	301	DB North
	302	DB South
	303	DB West
	304	DB Int1
	305	DB Int2

El Rosario	401	El Rosario
	402	Rosario FW
	403	Rosario HW

San Gregorio	500	San Gregorio Unassigned
	501	San Gregorio
	502	Oxi
	503	Oxidata
	504	Link 1
	505	Link 2
	506	La Higuera FW
	507	La Higuera Main
	508	San Pablo

La Prieta	600	La Prieta Unassigned
	601	La Prieta
	602	La Prieta 2
	603	La Prieta 3
	604	La Zorra

Recompensa	700	Recompensa Unassigned
	701	Recompensa Main
	702	Recompensa Centre
	703	Recompensa HW
	704	Oliva
	705	Recompensa FW
	706	Santa Bibiana
	707	Recompensa Int 1

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SAMPLE STATISTICS

RPA conducted statistical analyses of the chip sample data. Summaries of the sample statistics are provided in Appendix 2. The diamond drill samples were not numerous enough to be statistically significant and so no analysis was done for these data.

RPA notes that the grade distributions for all populations are weakly to moderately skewed, and that top cuts are recommended to ensure that the estimated block grades are not overly biased.

RECONCILIATION

RPA compared the mine production results with the tonnes and grade predicted by the 2010 block models for five different vein systems at Topia. GPR personnel prepared longitudinal projections showing the outlines of the development and stoping carried out for the period starting January 1, 2011 through to the end of September 2012 (see Table 14-4). These outlines were used to query the block models and generate estimates of the contained tonnes and grade of the Mineral Resources within the mined volumes. Table 14-6 compares the reported production with the block model tonnes and grade contained within the stope and development boundaries.

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TABLE 14-6 RECORDED PRODUCTION VS. 2010 BLOCK MODELS
Great Panther Silver Limited - Topia Mine

	2011-12 Reported Production
Mine	Tonnes	Au	Ag	Pb	Zn
Argentina	7,723	0.28	401.84	2.46	1.73
Hormiguera	4,345	0.33	400.76	0.91	1.29
La Dura	16,534	1.02	238.51	3.10	3.66
Recompensa	5,449	2.49	279.96	1.91	2.60
San Gregorio	11,788	0.26	563.18	2.35	3.59

Overall	45,839	0.81	369.83	2.45	2.97

	Block Model In Situ (Undiluted)
Mine	Tonnes	Au	Ag	Pb	Zn
Argentina	3,798	0.41	1,182.38	8.18	2.58
Hormiguera	2,257	0.49	945.78	1.75	2.57
La Dura	8,473	2.78	386.15	7.76	7.38
Recompensa	2,311	8.10	163.85	2.61	4.48
San Gregorio	5,631	0.33	1,376.25	6.64	15.34

Overall	22,469	2.08	802.19	6.42	7.78

	Apparent Variance
Mine	Tonnes	Au	Ag	Pb	Zn
Argentina	103.4%	-31.4%	-66.0%	-70.0%	-33.1%
Hormiguera	92.5%	-33.4%	-57.6%	-48.0%	-49.6%
La Dura	95.1%	-63.3%	-38.2%	-60.1%	-50.4%
Recompensa	135.8%	-69.3%	70.9%	-26.7%	-41.9%
San Gregorio	109.3%	-21.0%	-59.1%	-64.5%	-76.6%

Overall	104.0%	-61.1%	-53.9%	-61.8%	-61.9%

The block model appears to have consistently underestimated tonnes and overestimated grade. In RPA’s opinion, a large component of the additional tonnage not reported by the block model likely resulted from external dilution. Based on this premise, for each working area, a calculation was made of the volume of dilution required in order for the block model tonnage to match the recorded production. The block model grades were adjusted in proportion to the tonnage increases, assuming zero grade for the diluting material. Table 14-7 shows the diluted tonnes and grade predicted by the model and the variance between these amounts and the recorded production. In RPA’s opinion, even with dilution, the block model appeared to overestimate the grades, particularly for gold, lead, and zinc. It should be noted, however, that there has been no data provided to RPA to indicate what the actual

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dilution is at Topia. The assumption that all additional tonnage relative to that predicted by the block models is external dilution could be partially or wholly inaccurate.

TABLE 14-7 RECORDED PRODUCTION VS. DILUTED BLOCK MODELS
Great Panther Silver Limited - Topia Mine

	Diluted Block Model
Mine	Tonnes	Au	Ag	Pb	Zn
Argentina	7,723	0.20	581.40	4.02	1.27
Hormiguera	4,345	0.25	491.31	0.91	1.34
La Dura	16,534	1.42	197.88	3.98	3.78
Recompensa	5,449	3.43	69.50	1.11	1.90
San Gregorio	11,788	0.16	657.39	3.17	7.33

Overall	45,839	1.02	393.22	3.14	3.82

	Adjusted Variance
Mine	Tonnes	Au	Ag	Pb	Zn
Argentina	0.0%	39.5%	-30.9%	-39.0%	36.1%
Hormiguera	0.0%	28.3%	-18.4%	0.1%	-3.0%
La Dura	0.0%	-28.3%	20.5%	-22.1%	-3.2%
Recompensa	0.0%	-27.6%	302.8%	72.8%	36.9%
San Gregorio	0.0%	65.4%	-14.3%	-25.7%	-51.0%

Overall	0.0%	-20.7%	-5.9%	-22.1%	-22.2%

TOP CUTS

Positively skewed data will often yield block models that overestimate grade owing to the inordinately large influence that the highest grade samples exert on the global average. A commonly used method of dealing with this problem is to apply a cap or top cut to the sample grades.

For the 2010 estimate, top cuts were applied to the sample grades for Au and Ag only. As discussed above, the reconciliation of the 2010 block models with the production appeared to demonstrate that the block models were overestimating grade for gold, lead, and zinc. RPA reviewed the top cuts and made adjustments based on the performance of the 2010 block models relative to the mine production. Caps were introduced for lead and zinc in the La Dura, La Prieta, El Rosario, and San Gregorio. Minor changes were made to the top cuts for silver and gold to try to address the apparent over- and under-estimations evident from the

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reconciliation. The adjusted top cuts applied to the Topia data are summarized in Tables 14-8 and 14-9.

For the Argentina Central, East, and Santa Cruz zones, the block models were not updated, and so no changes were implemented. RPA noted also that there were a large number of zeroes in the database for zinc in Argentina, which likely means that the block grades are underestimated in these zones. Consequently, no caps were applied to the zinc in Argentina.

Capping was performed on the drill samples prior to compositing.

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Great Panther Silver Limited - Topia Mine

Zone	Au							Ag						
	Uncapped (g/t Au)	Top Cut (g/t Au)	No.	No. Cut	Pctile	Capped (g/t Au)	% Change	Uncapped (g/t Ag)	Top Cut (g/t Ag)	No.	No. Cut	Pctile	Capped (g/t Ag)	% Change
Hormiguera - San Miguel	0.975	2.500	1726	103	0.940	0.915	-6.1%	1,633.3	2,500.0	1726	341	0.802	1,336.4	-18.2%
La Dura	3.103	6.500	2299	259	0.887	2.724	-12.2%	518.4	1,000.0	2299	262	0.886	434.9	-16.1%
La Prieta	4.059	7.000	151	24	0.841	3.066	-24.5%	440.6	1,000.0	151	28	0.815	350.3	-20.5%
Rosario	0.338	1.250	684	17	0.975	0.327	-3.3%	984.8	2,500.0	684	43	0.937	941.1	-4.4%
San Gregorio	0.470	1.500	1309	52	0.960	0.450	-4.3%	831.4	2,500.0	1309	137	0.895	766.4	-7.8%
Hormiguera - San Jorge	0.975	2.500	1726	105	0.939	0.915	-6.1%	1,633.2	2,300.0	1726	397	0.770	1,294.3	-20.8%
Recompensa	6.122	15.000	1674	275	0.836	5.074	-17.1%	472.4	2,500.0	1674	70	0.958	417.9	-11.6%
Argentina (All)	0.606	2.000	2465	106	0.957	0.534	-11.8%	997.4	5,000.0	2465	103	0.958	891.8	-10.6%
Argentina - Central	0.501	2.000	193	8	0.959	0.439	-12.4%	835.5	2,500.0	193	11	0.943	680.8	-18.5%
Argentina - East	0.655	2.000	762	41	0.946	0.591	-9.8%	658.7	2,500.0	762	37	0.951	598.0	-9.2%
Argentina - FW	0.083	2.000	8	0	1.000	0.083	0.0%	288.6	3,000.0	8	0	1.000	288.6	0.0%
Argentina - Santa Cruz	0.555	2.000	368	20	0.946	0.460	-17.1%	774.2	3,500.0	368	19	0.948	656.1	-15.3%
Argentina - West	0.603	2.000	1179	41	0.965	0.548	-9.1%	1,589.3	3,000.0	1179	171	0.855	1,135.8	-28.5%

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Zone	Uncapped (% Pb)	Top Cut (% Pb)	No.	Pb No. Cut	Pctile	Capped (% Pb)	% Change	Uncapped (% Zn)	Top Cut (% Zn)	No.	Zn No. Cut	Pctile	Capped (% Zn)	% Change
Hormiguera - San Miguel		n/a							n/a					
La Dura	8.04	25.0	2299	214	0.907	6.96	-13.5%	8.23	30.0	2299	47	0.980	8.10	-1.6%
La Prieta	2.10	7.5	151	8	0.947	1.93	-8.1%	3.28	7.5	151	22	0.854	2.71	-17.4%
Rosario	4.74	10.0	684	59	0.914	4.21	-11.2%	5.77	10.0	684	36	0.947	5.41	-6.3%
San Gregorio	3.57	20.0	1309	30	0.977	3.48	-2.3%	9.59	20.0	1309	174	0.867	8.67	-9.6%
Hormiguera - San Jorge		n/a							n/a					
Recompensa		n/a							n/a					
Argentina (All)	8.26	20.0	2465	286	0.884	6.99	-15.3%		n/a					
Argentina - Central		n/a							n/a					
Argentina - East		n/a							n/a					
Argentina - FW	1.44	20.0	8	0	1.000	1.44	0.0%		n/a					
Argentina - Santa Cruz		n/a							n/a					
Argentina - West	9.50	20.0	1179	167	0.858	7.69	-19.0%		n/a					

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COMPOSITING

As previously stated, where there were two or more consecutive drill samples comprising a vein intercept, the samples were composited across the zone. This tended to be a fairly rare occurrence. Once composited and adjusted for true width, the intercepts were combined with the chip samples for use in the grade interpolations. A minimum horizontal width of 0.3 m was applied. Samples (or composites) with a horizontal width of less than the minimum horizontal width constraint were diluted with zero-grade material to the minimum width of 0.3 m. One hundred and twelve samples had widths recorded as 0.01 m and these were considered to be invalid and discarded from the database. The resulting dataset, including channel samples and composited drill intercepts, comprised 8,435 samples.

GEOSTATISTICS

RPA carried out a geostatistical analysis to confirm the estimation parameters and resource classification criteria carried forward from the 2010 estimate. The analysis was carried out using GEMS software. Semi-variograms were generated for Ag, Au, Pb, Zn, Width, Ag X L, Au X L, Pb X L, and Zn X L for each vein system separately. The interpreted major and semi-major axes were forced into vertical planes parallel to the average strike. Where necessary, pairwise relative variograms were used in order to attenuate highly variable data. This tended to be most common for the Grade X Width values.

Coherent variogram models could not be derived for gold at Hormiguera and Argentina, or for silver at Argentina and El Rosario. There were not enough data points to generate variograms for La Prieta.

The variography confirmed that for all components, the best and most easily interpretable results tended to be along the on-strike direction, generally within about 15° of horizontal. This resulted in the majority of the variogram models with the major axis in the on-strike direction, and the semi-major axis in the vertical direction. RPA notes that for all the variogram models, the range in the down-dip direction was significantly shorter than that for the horizontal. This is consistent with results obtained in previous variogram analyses.

The number of variograms is too large to include in this report, however, a summary of interpreted variogram results for each of the veins is provided below.

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LA DURA
Coherent variograms were obtained for all components (see Table 14-10), however, it was necessary to use pairwise relative (PR) variograms for the accumulated metal values. Conventional variograms tended to be difficult to interpret with shorter ranges. Major axes ranges tended to be in the order of 40 m to 60 m, with anisotropy ratios (the ratio between the major and semi-major ranges) fairly consistently between 2.7 and 3.9. Axes orientations were variable for the raw grades and Length, but were consistently aligned with the strike and dip for the accumulated metals. In RPA’s opinion, this may have been due to the effect of the PR variograms in moderating the variability of the data.

Nugget effects varied widely, from a low of 3% for Length, to a high of 55% for Pb X L and 46% for Zn X L. In RPA’s opinion, this may be due to the comparatively large number of high assays for lead and zinc at La Dura, which contributes to higher variance.

TABLE 14-10 VARIOGRAM RESULTS – LA DURA
Great Panther Silver Limited - Topia Mine

Component	Max Range	Az/Plunge	Semi-major	Az/Plunge	Aniso.	Rel. Nug.
Ag	29.0	230/45	15.0	230/-45	1.93	18%
Au	35.9	230/33.75	5.0	230/-56.25	7.18	30%
Pb	29.7	230/-11.25	5.0	230/78.5	5.94	38%
Zn	44.7	230/-11.25	5.0	230/78.5	8.94	39%
Length	32.3	230/-56.25	12.0	230/33.75	2.69	3%
AgxL	45.4	230/00	17.0	230/-90	2.67	35%
AuxL	42.9	230/00	18.0	230/-90	2.38	12%
PbxL	61.3	230/00	19.0	230/-90	3.23	55%
ZnxL	58.3	230/00	15.0	230/-90	3.89	46%

HORMIGUERA
Coherent variograms were difficult to obtain for the raw metals (see Table 14-11). Gold did not yield any discernible structure at all. The PR variograms, used for the Length and accumulated metals, were reasonably coherent and interpretable. Ranges for the major axes were consistently long, with the exception of Pb X L. Nugget effects were comparatively moderate. The anisotropy ratio for Zn X L is observed to be particularly large, measuring 4.35, with a major axis range of 104.5 m compared to the semi-major axis range of 24.0 m. The major axes for the accumulated metals and Length tended to be oriented near horizontal. The exception was Au X L, which was directed upwards at an angle of 34°

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towards the southwest. The reason for this orientation is not known although a similar orientation was observed for the lead variogram.

TABLE 14-11 VARIOGRAM RESULTS – HORMIGUERA
Great Panther Silver Limited - Topia Mine

Component	Max Range	Az/Plunge	Semi-major	Az/Plunge	Aniso.	Rel. Nug.
Ag	47.0	234/-11.25	28.5	234/78.75	1.65	57%
Au	n/a		n/a			45%
Pb	60.3	234/33.75	43.0	234/-56.25	1.40	34%
Zn	55.8	234/-56.25	55.8	234/33.75	1.00	52%
Length	133.8	234/-11.25	54.0	234/78.75	2.48	13%
AgxL	123.1	234/00	32.0	234/-90	3.85	27%
AuxL	98.7	234/33.75	43.0	234/-56.25	2.30	30%
PbxL	49.7	234/00	18.0	234/-90	2.76	21%
ZnxL	104.5	234/00	24.0	234/-90	4.35	37%

ARGENTINA
The variograms for Argentina were generally poor with shorter ranges than other veins. Interpretable models for the semi-major axis directions could not be obtained for gold or silver. The lead variogram was quite coherent and interpretable but had comparatively short ranges (see Table 14-12). It differed markedly from the zinc variogram, which yielded much longer ranges. The zinc variogram was observed to rise steeply, reaching 50% of the sill at a range of just over seven metres, and then flattening until reaching 100% of the sill at 100.4 m. By contrast, the variograms for Pb X L and Zn X L were more similar to one another in terms of ranges. PR variograms did not appear to improve the results and so were not used.

The PR variograms were necessary for Length, Ag X L, and Au X L in order to obtain coherent structures. The resulting variogram for Length was fairly easily interpretable, requiring only one structure, although it had a fairly high nugget effect (36% of the sill). The nugget effects for Ag X L and Au X L were similar to that for Length, however, these models comprised two structures. Approximately half to 60% of the sill was attained by the first structure of these models within a range of five metres. In RPA’s opinion, this indicates that there is a high degree of variability in the data and that grade continuity is low.

RPA notes also that the anisotropy ratios for the accumulated metals were comparatively high, particularly for Ag X L and Zn X L. The reason for this is not clear.

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TABLE 14-12 VARIOGRAM RESULTS – ARGENTINA
Great Panther Silver Limited - Topia Mine

Component	Max Range	Az/Plunge	Semi-major	Az/Plunge	Aniso.	Rel. Nug.
Ag	19.9	245/00	n/a			32%
Au	83.0	245/-78.75	n/a			17%
Pb	9.9	245/00	3.0	245/-90	3.30	39%
Zn	100.4	245/-11.25	46.0	245/78.75	2.18	22%
Length	27.8	245/00	15.0	245/-90	1.85	36%
AgxL	67.5	245/00	13.0	245/-90	5.19	26%
AuxL	41.6	245/00	13.0	245/-90	3.20	32%
PbxL	35.4	245/00	11.0	245/-90	3.22	17%
ZnxL	47.6	245/-11.25	8.0	245/78.75	5.95	28%

EL ROSARIO
The variograms for silver and gold were quite poor in that they were not interpretable for silver and yielded a nonsensical result for gold (see Table 14-13). Lead and zinc yielded much more coherent variograms, although the ranges were comparatively short. Zinc required a two-structure model, with 50% of the sill attained at the range of the first structure, which was just less than two metres.

TABLE 14-13 VARIOGRAM RESULTS – EL ROSARIO
Great Panther Silver Limited - Topia Mine

Component	Max Range	Az/Plunge	Semi-major	Az/Plunge	Aniso.	Rel. Nug.
Ag	14.8	217/22.5	n/a			14%
Au	112.1	217/45	3.0	217/-45	37.37	27%
Pb	14.2	217/45	7.0	217/-45	2.03	34%
Zn	21.3	217/22.5	6.0	217/-67.5	3.55	10%
Length	129.2	217/33.75	33.0	217/-26.25	3.92	24%
AgxL	70.2	217/00	14.0	217/-90	5.01	31%
AuxL	59.3	217/11.25	20.0	217/-78.75	2.97	33%
PbxL	66.6	217/00	12.0	217/-90	5.55	40%
ZnxL	36.6	217/00	9.0	217/-90	4.07	30%

The variogram model for Length had a fairly long range for the major axis (129.2 m) but over 70% of the sill was achieved at 18 m. In RPA’s opinion, the practical range for this component is probably closer to 25 m. This would yield a fairly isotropic model which appears to agree with geological observations more than the strongly anisotropic models obtained for most other components.

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RPA notes that the orientation of the major and semi-major axes deviated markedly from the more common along strike and down-dip directions. This was also in contrast with the axes for the accumulated metals which were aligned more closely with the horizontal and vertical directions.

PR variograms were used for the accumulated metal contents. Two-structure models were used which tended to depress the nugget effects while increasing the slope of the variograms at short ranges. RPA notes that even with a two-structure model, the nugget effects for the accumulated metals were comparatively high. Generally for all components, 75% to 80% of the total sill was attained within a range of 10 m. RPA notes also that the anisotropy ratios were quite high for the accumulated metal values (see Table 14-13).

SAN GREGORIO
The variograms for the raw metals yielded very long ranges in the on-strike direction. It is noted, however, that the nugget effects are quite high, measuring between 30% and 40% of the total sill (see Table 14-14). Anisotropy ratios were comparatively high, also, which resulted in significantly shorter ranges in the down-dip direction.

TABLE 14-14 VARIOGRAM RESULTS – SAN GREGORIO
Great Panther Silver Limited - Topia Mine

Component	Max Range	Az/Plunge	Semi-major	Az/Plunge	Aniso.	Rel. Nug.
Ag	177.7	230/-22.5	36.0	230/67.5	4.94	37%
Au	193.2	237/00	114.0	237/-90	1.69	37%
Pb	113.2	237/00	32.0	237/-90	3.54	40%
Zn	119.0	237/00	24.0	237/-90	4.96	31%
Length	130.8	237/00	96.0	237/-90	1.36	29%
AgxL	40.4	234/-11.25	12.0	237/78.75	3.37	61%
AuxL	27.2	237/00	12.0	237/-90	2.27	45%
PbxL	17.5	237/00	8.0	237/-90	2.19	16%
ZnxL	33.9	237/11.25	11.0	237/-78.75	3.08	49%

Ranges for the accumulated metal contents were significantly shorter than for the raw metals, and all but Pb X L displayed nugget effects of 45% or greater. The variogram for Length had comparatively long maximum ranges in both the on-strike and down-dip directions, however, RPA notes that 86% of the total sill was attained at the range of the first structure, which was 25.2 m. Orientations were typically horizontal (or near-horizontal) for the major axes and vertical for the semi-major.

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RECOMPENSA
Interpretable variograms were obtained without a need for resorting to a PR transform for all components save Ag X L. Orientations were routinely parallel to the horizontal for the major axes and vertical for the semi-major (see Table 14-15). Anisotropy ratios are observed to be extremely high for zinc, Length, and Pb X L. Nugget effects vary widely, but as with many of the other veins, the lower nugget effects tend to be associated with very steep variograms.

TABLE 14-15 VARIOGRAM RESULTS – RECOMPENSA
Great Panther Silver Limited - Topia Mine

Component	Max Range	Az/Plunge	Semi-major	Az/Plunge	Aniso.	Rel. Nug.
Ag	102.4	239/00	43.0	239/-90	2.38	25%
Au	72.3	239/00	37.0	239/-90	1.95	8%
Pb	111.9	239/00	33.0	239/-90	3.39	44%
Zn	134.0	239/00	22.0	239/-90	6.09	22%
Length	89.5	239/00	12.3	239/-90	7.28	9%
AgxL	88.6	239/00	27.0	239/-90	3.28	24%
AuxL	90.0	239/00	23.0	239/-90	3.91	13%
PbxL	21.0	239/-11.25	3.0	239/78.75	7.00	35%
ZnxL	30.7	239/00	9.0	239/-90	3.41	22%

DISCUSSION

RPA notes that for most components, it was possible to generate variograms that yielded models generally consistent with observed geological features and trends. It is noted that nugget effects tended to be relatively high, and that often the variograms were steep at short ranges. The implication for this is that the close-range variability of the data is fairly high, which will negatively impact on the accuracy of local block grade interpolations. In RPA’s opinion, this is typical of epithermal high-grade vein deposits and is consistent with field observations.

The anisotropy is an interesting characteristic of the variography that is very persistent throughout the database. Ranges in the on-strike direction are observed to be routinely two to five times those in the down-dip direction. There are no known geological features that can explain this anisotropy. In RPA’s opinion, it may be caused by the spatial distribution of the samples. They tend to be oriented in horizontal strings aligned with development and stopes. Consequently, there are greater numbers of sample pairs captured in the along-strike direction than up and down dip. Fewer sample pairs tends to result in the generation

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of poorer variograms. This may be the reason that the near-vertical variograms tend to be less well-developed and yield shorter ranges.

For most components, the variograms support the use of a 50 m search. There is no practical basis, however, for developing from the variograms a geostatistical means for classifying the Mineral Resources that is consistent with past practice. Application of a strict geostatistical approach to classification would likely result in no Mineral Resources classified as Measured, and the range criterion for Indicated reduced from its present 30 m down to 10 m to 15 m. In RPA’s opinion, this would be overly conservative given the production history of the mine, particularly for the Indicated category. Continued monitoring of the performance of the block models relative to actual production results will provide a better means for evaluation of the classification scheme, among other parameters. RPA recommends that regular comparisons and reconciliation of the block model with production be carried out.

BLOCK MODELS

The block models comprised vertical 2D arrays of blocks measuring 2.5 m x 2.5 m in size, oriented roughly parallel to the strike of the veins. Values for accumulated metal for Ag, Au, Pb, and Zn, as well as true width were estimated into each block. The block grades were calculated by dividing the estimated accumulated metal “grade” by the estimated true width. Volumes were derived from the area of each block multiplied by the estimated width, and tonnages were calculated from the product of the volume and the estimated bulk density.

BULK DENSITY

GPR personnel have taken density measurements of core specimens, using a water immersion method. The density was derived from the ratio of the weight of the sample in air and the difference between the weights in air and submerged in water. For the 2010 estimate, RPA was provided with the results from 308 determinations and segregated the measurements by vein in order to derive average densities for each zone. There are highly variable density values for each of the zones owing the sulphide contents and presence or absence of barite. The average densities derived for each vein system are shown in Table 14-16. No changes were made to the average bulk densities for this resource estimate.

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TABLE 14-16 BULK DENSITY
Great Panther Silver Limited - Topia Mine

Area	Average
(t/m3)
Argentina	2.77
Don Benito	3.03
Durangueño	3.20
El Rosario	2.99
Hormiguera	2.49
La Prieta	2.85
Recompensa	3.06
San Gregorio	2.81
All	2.94

GRADE INTERPOLATIONS

The interpolations were carried out in two passes, using ID3 weighting. For the first pass, the search was configured to use a circular 50 m ellipsoid, with a minimum of one and maximum of six samples per estimate. In the second pass, the search was reduced to a 30 m radius and the minimum number of samples was increased to two. The second pass was allowed to overwrite blocks estimated in the first pass.

As previously stated, the interpolations were run for accumulated metal values and true width, and the block grades were derived by dividing the metal value by width.

BLOCK MODEL VALIDATION

The block grades were validated using the following methods:

  Visual inspection of the block grades and comparison with data values.

  Comparison of global block and sample means.

The block grades were observed to honour the sample grades reasonably well. There were several instances where the interpolations extended out along strike beyond the sampled interval of the drifting. These areas were deliberately excluded from the resource estimate. It was also apparent that in some areas grade smoothing has occurred, particularly in places with widely varying sample grades. An attempt was made to manually exclude areas from

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the Mineral Resources where grades appeared to have been smeared out into relatively poorly informed zones.

The search parameters were deliberately configured to try to reduce grade smoothing, however, this appears to have had the effect of forcing a vertical “striping” to the grade distributions. The striping reflects the spatial distribution of the sampling, which was generally in a series of horizontal strings along the drifts. In RPA's opinion, the interpolated grades may be locally inaccurate on a block by block basis. On a global basis by vein, the grades should be reasonably accurate.

Longitudinal projections of the major veins, showing block NSR values for the Measured and Indicated blocks are provided in Appendix 4. Some of the vertical “striping” in the grades is evident in these diagrams.

The length-weighted sample and tonnage-weighted block grades for the Measured and Indicated Mineral Resources are presented in Table 14-17. RPA notes that, on a global basis, there was reasonably close agreement between the blocks and samples, and that the grade estimates may have been moderately conservative, however, there was a wide range in the local estimate comparisons. The instances of significant negative differences (i.e., average block grades less than the sample grades) were more numerous than the positive differences.

The worst discrepancy occurs in San Miguel where the block grades appeared to be very low relative to the sample grades (see Table 14-17). Inspection of this block model indicated that a number of very high grade samples were clustered within a relatively small corner of the resource area, and in some cases were located in an area that had been stoped out. The highest interpolated block grades were constrained to a comparatively small corner of the resource block, resulting in low overall weighted average grades for the zone as a whole.

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Zone	Ag Samp (g/t)	Ag Blk (g/t)	Ag Diff (%)	Au Samp (g/t)	Au Blk (g/t)	Au Diff (%)	Pb Samp (%)	Pb Blk (%)	Pb Diff (%)	Zn Samp (%)	Zn Blk (%)	Zn Diff (%)	Width Samp (m)	Width Blk (m)	Width Diff (%)
Argentina W	996	827	-17.0%	0.30	0.41	39.0%	6.75	4.81	-28.7%	2.42	2.61	8.0%	0.45	0.46	1.3%
Argentina Central	440	528	20.1%	0.30	0.41	38.3%	3.77	5.31	40.8%	0.72	0.41	-42.2%	0.67	0.66	-0.2%
Argentina E	449	312	-30.6%	0.44	0.32	-28.6%	6.57	3.77	-42.7%	0.05	0.01	-77.7%	0.77	0.70	-9.1%
Santa Cruz	276	233	-15.5%	0.20	0.18	-9.8%	2.20	1.92	-12.4%	0.00	0.00	n/a	0.49	0.48	-1.6%
San Jorge	432	418	-3.4%	0.35	0.35	-0.6%	1.27	1.18	-7.3%	2.62	1.89	-27.8%	0.30	0.31	1.6%
San Miguel	802	306	-61.8%	0.44	0.15	-66.1%	5.59	1.66	-70.3%	5.43	2.63	-51.6%	0.37	0.30	-18.7%
Hormiguera	630	627	-0.5%	0.41	0.37	-11.8%	1.38	1.44	4.6%	2.37	2.24	-5.7%	0.32	0.33	4.6%
La Dura N	394	335	-15.0%	1.68	1.49	-11.3%	7.03	5.42	-22.9%	6.95	5.99	-13.8%	0.42	0.48	13.2%
La Dura S	270	226	-16.3%	1.64	1.26	-23.0%	4.45	3.68	-17.3%	5.94	5.71	-3.9%	0.37	0.33	-9.8%
La Dura W	221	164	-25.9%	3.43	2.68	-21.8%	2.84	2.50	-12.0%	4.40	3.41	-22.6%	0.39	0.45	14.8%
La Dura Int 2	319	352	10.4%	1.12	1.24	11.0%	6.18	6.02	-2.6%	4.83	4.33	-10.4%	0.33	0.34	3.7%
El Rosario	695	593	-14.7%	0.24	0.18	-24.4%	3.11	2.55	-18.1%	3.62	2.91	-19.6%	0.40	0.50	26.3%
San Gregorio	679	476	-29.9%	0.37	0.32	-12.9%	3.07	2.12	-30.8%	7.40	5.12	-30.8%	0.43	0.43	0.0%
Oxi	315	346	9.7%	0.19	0.19	0.0%	1.61	1.69	5.2%	3.13	4.40	40.5%	0.31	0.32	2.2%
Oxidata	445	333	-25.2%	0.30	0.30	-0.3%	1.80	1.28	-28.9%	7.29	5.97	-18.1%	0.32	0.32	0.0%
Link 2	224	204	-8.8%	0.30	0.23	-26.0%	0.96	0.71	-26.2%	4.26	2.97	-30.3%	0.44	0.54	23.0%
La Higuera	163	75	-54.2%	0.05	0.04	-25.5%	0.86	0.77	-10.2%	1.90	1.38	-27.4%	0.48	0.52	8.1%
San Pablo	375	387	3.3%	0.27	0.34	24.0%	1.04	0.80	-22.8%	4.70	6.19	31.8%	0.32	0.32	0.3%
La Prieta	259	285	10.0%	2.58	2.70	4.9%	1.64	1.63	-0.4%	2.22	2.09	-5.9%	0.44	0.45	2.5%
Recompensa	262	174	-33.7%	7.74	7.45	-3.8%	4.01	3.00	-25.3%	4.99	3.90	-21.8%	0.38	0.43	14.7%
Recompensa HW	124	105	-15.4%	3.71	2.65	-28.6%	2.74	2.48	-9.6%	3.68	2.88	-21.7%	0.30	0.30	0.0%
Recompensa Int 1	412	389	-5.4%	3.58	3.02	-15.7%	2.60	2.19	-15.7%	4.04	3.62	-10.3%	0.30	0.31	2.0%
Unweighted Avg.	**417**	**350**	**-16.2%**	**1.35**	**1.19**	**-11.4%**	**3.25**	**2.59**	**-20.3%**	**3.77**	**3.21**	**-14.8%**	**0.41**	**0.42**	**3.2%**

Notes:
1. This comparison is for Measured and Indicated blocks only.
2. Blocks are reported at zero cut-off.
3. Numbers may not sum correctly due to rounding.

Page 14-25

RPA
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Gold grades in La Higuera also appeared to be significantly negatively biased, but the reason for this is not clear. RPA notes that the total Measured and Indicated Resources for this zone was a very small (119 t) portion of a much larger area, which was mostly classified as Inferred. The data were spread throughout that larger area, which may make this particular comparison vulnerable to clustering issues.

As a further check, RPA inspected the block grade distributions to see if there were any discernible reasons for the apparent biases. For Argentina Central and San Jorge, there were a couple of very high grade drill hole intercepts which appeared to fill a relatively large number of blocks with uniformly high grades. These blocks were excluded from the Mineral Resources, and therefore did not likely contribute any bias to the estimate.

RESOURCE CUT-OFF

The Mineral Resources are quoted using an NSR cut-off of US$170/t. The NSR value was derived using metal prices of US$1,680/oz Au, US$28.00/oz Ag, US$0.85/lb Pb, and US$0.85/lb Zn. Provision was also made for 100% dilution, current metallurgical recoveries and concentrate grades, and offsite costs including all concentrate transport and port handling costs and smelting and refining terms applicable for 2012. NSR values were calculated from the block grades using the following factors:

  Au: US$12.15 / g/t Au
  Ag: US$0.3362 / g/t Ag
  Pb: US$1.56 / % Pb
  Zn: US$2.92 / % Zn

CLASSIFICATION

The blocks were classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions). The block class assignment was carried out in two steps. Initially, a provisional assignment was made using the following criteria:

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  All blocks estimated by three samples or more, with an average distance to samples of 10 m or less, were assigned Category One to designate them as eligible for the Measured classification.

  Blocks estimated by three samples or more, with an average distance of 10 m to 30 m from samples, were assigned Category Two to designate them as eligible for the Indicated classification.

  The rest of the known extent of the veins located above the interpreted base of the epithermal system and below a five metre crown pillar were assigned to Category Three, to designate these areas as eligible for the Inferred classification. Blocks within 30 m above or below development headings with low grades, or no sampling at all, were disqualified from classification as Mineral Resources.

Polylines were drawn on longitudinal projections to outline the three resource category areas. Category boundaries were generally extended vertically up and down from drifts (horizontally from raises) except where it was possible to connect to shoots on adjacent headings. Pillars were excluded from the Mineral Resources. Category One and Two zones were truncated at the end of development headings.

Category One blocks were assigned the Measured classification, and Category Two were classed as Indicated.

For the Inferred class, the areas of the known veins previously nominated as Category Three were calculated and a factor applied to account for the proportion of the vein expected to yield Mineral Resources. These factors were derived from the aggregate proportion of ore or Mineral Resources exposed in development drifting versus the total amount of drifting, up to a maximum of 50%. Grades for the Inferred Mineral Resources were derived from the mean grades of the combined Measured and Indicated Mineral Resources for the given vein.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 14-27

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15 MINERAL RESERVE ESTIMATE

There have been no estimates of Mineral Reserves for the Topia property.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 15-1

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16 MINING METHODS

This section is not applicable.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 16-1

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17 RECOVERY METHODS

This section is not applicable.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 17-1

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18 PROJECT INFRASTRUCTURE

This section is not applicable.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 18-1

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19 MARKET STUDIES AND CONTRACTS

This section is not applicable.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 19-1

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 20-1

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21 CAPITAL AND OPERATING COSTS

This section is not applicable.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 21-1

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22 ECONOMIC ANALYSIS

This section is not applicable.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 22-1

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23 ADJACENT PROPERTIES

There are several mines in the Topia district, however, the GPR mines and mill represent the principal operating entity in the camp and there are no adjacent properties of any relevance to this report.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 23-1

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24 OTHER RELEVANT DATA AND INFORMATION

Mining has been ongoing at Topia since the early 16th century, and possibly longer. GPR has been operating the Topia mill since December 2005. GPR is conducting underground mining and development on a continuous basis and is providing feed for the mill at an average rate of 175 tpd. Additional sources of mill feed from third party producers in the camp are also being processed.

For the narrower veins at Topia, mining is by conventional cut and fill stoping with resuing to selectively mine the ore and leave the waste for backfill. Drilling is done with jackleg drills and ore is hand mucked in the stope and dropped down timber crib muck passes which are carried upwards as the stoping advances. Ore is hand sorted at the face so that only the higher grade ore is removed from the stope. Man access and ventilation is provided in timber crib manways adjacent to the muck passes. The level interval for the stopes is typically 40 m.

The use of ground support in the small tunnels and narrow stopes is infrequent as the small headings require little support.

From the muck passes the ore is pulled via manual chutes, loaded into small rail cars, and hand trammed to a dump at the portal. At the surface ore dump, the ore may again be hand sorted to remove waste material. Waste from the hand sorting or from excess development is generally dumped over the bank at these smaller mines. Ore is then picked up by front-end loader and loaded into highway-style 10 t to 20 t capacity dump trucks to be hauled to the mill.

In the Argentina mine, there are significant areas with vein widths in excess of one metre. In these wider areas, the mine plan calls for mechanized cut and fill mining with small 2.0 yd3 Load-Haul-Dump trucks (LHDs) for development and 1.0 yd3 and 0.5 yd3 LHDs for mucking in the stopes. Development access is via decline. Ground support consists of rock bolts and mesh as required. Support includes a combination of cement-grouted rebar and split set which gives initial support from the split set bolt and then longer term support from the cement grouted portion of the bolt.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 24-1

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Sublevels are 40 m apart in the mechanized cut and fill sections of the mines. Waste is generated from material beside the vein, which is blasted separately from the ore and then left as fill, or from the waste development in the mine.

Lifts in the cut and fill stope are taken with horizontal holes (breasting), this is because the use of uppers drilling (to increase productivity and production) generated a ragged back in the stope and led to problems with ground support.

Ore is hauled from the stope by LHDs and then loaded into a truck for haulage to the mill.

At the time of the site visit, ore from development and stoping was being produced at the following Property mines: Argentina (Argentina West vein), Hormiguera (Cantarranas and San Jorge veins), Descubridora (Cantarranas vein), San Miguel, Recompensa and El Rincon (Recompensa veins), 1522 (Don Benito and Madre veins), Crucero 9 Norte (Don Benito), Animas (Animas vein), San Gregorio and Durangueno (San Gregorio vein), El Rosario (El Rosario vein), Oliva (Oliva vein), El Ochenta (Madre), La Prieta, and Las Higueras.

Milling, as described in Section 13 of this report, is by conventional crushing, grinding, and froth flotation. Tails are impounded behind a dam located 750 m south of the mill.

In RPA's opinion, the successful mining and milling operations at Topia demonstrate that the mineralized vein material qualifies as Mineral Resources. There is significant potential for discovery of additional Mineral Resources through exploration and development along existing vein systems. In addition, there is potential for discovery of other veins in the district, as there are drill intercepts with significant grades, which have not been correlated with known structures.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 24-2

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25 INTERPRETATION AND CONCLUSIONS

RPA has carried out an estimate of the Mineral Resources for the Topia property. The estimate is summarized in Table 25-1.

TABLE 25-1 TOPIA MINERAL RESOURCES – JUNE 30, 2012
Great Panther Silver Limited - Topia Mine

Class	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	60,400	801	1.65	6.73	5.20
Indicated	95,400	809	1.35	6.33	3.70

M & I	156,000	806	1.47	6.48	4.29

Inferred	273,000	837	0.8	5.7	3.9

Notes:
	1.	CIM definitions were followed for Mineral Resources.
	2.	Mineral Resources are estimated at an NSR cut-off of US$170/t.
	3.	Mineral Resources are estimated using metal prices of US$1,680/oz Au, US$28 .00/oz Ag, US$0.85/lb Pb, and US$0.85/lb Zn.
	4.	A minimum mining width of 0.30 metres was used.
	5.	Numbers may not add due to rounding.

RPA draws the following conclusions:

  The sampling conducted by GPR is appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples. RPA notes, however, that some channel sample widths are unreasonably low and that a practical minimum sampling width should be maintained.

  Diamond drilling, logging, and core handling are being carried out in a reasonable fashion, consistent with industry best practice.

  Assaying is being conducted using conventional methods consistent with common industry practice.

  Recent independent audits of the laboratory have outlined issues that require remedial action. One of the more critical of these issues pertains to poor repeatability in pulp duplicates for silver and zinc.

  The insertion rate of CRM in the drill hole sample stream is somewhat low and should be increased.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 25-1

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•

The sample database is observed to contain several errors of low severity. Improved validation is required for the data capture process. This is an issue that was noted during the previous Mineral Resource estimate.

•	The grade estimate for zinc is conservatively biased owing to a lack of assay data in some areas. RPA notes that GPR has started to address this issue since the last resource estimate.

•

Comparison of the previous resource models with production suggests that more dilution is occurring than was previously estimated. Also, grades in some of the earlier models appeared to be over-estimating grades. Revisions to the top cuts and to the dilution allowance in the NSR calculations have been made to try and address these concerns.

•

Measured Mineral Resources are observed to have increased slightly in terms of tonnage and metal content, and decreased in grade for all metals but zinc. The Indicated and Inferred categories decreased in terms of both tonnage and grade, and by extension, metal content. In RPA’s opinion, the factors affecting the changes to the Mineral Resource are:

	o	Depletion by mining and development
	o	Inclusion of new veins to the estimate either through exploration or collection of data on known but undocumented zones
	o	Application of different top cuts
	o	Changes in metal prices
	o	Adjustments to the NSR calculation
	o	Changes in classification methodology.

•	There is potential for discovery of additional Mineral Resources at Topia through exploration and development.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 25-2

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26 RECOMMENDATIONS

RPA makes the following recommendations:

  Exploration and development should continue in order to continue to add to the resource base. GPR plans to complete 1,500 m of diamond drilling at Topia in 2013 (see Table 26-1). RPA recommends that this work be done.

  Assay QA/QC protocols should be maintained to ensure that the results produced by the Topia laboratory are accurate and unbiased. This should include regular and prompt review of QA/QC results.

  The frequency of CRM insertion should be increased.

  Independent audits of the laboratory should continue and the recommendations from these audits should be acted upon.

  The data capture for the channel sampling should be standardized and validation protocols should be enhanced to reduce the number of errors in the database.

  A reasonable minimum sample width for the channels should be established and maintained.

  Reconciliation of block models with production should be continued in order to incrementally improve the resource estimates.

TABLE 26-1 EXPLORATION BUDGET
Great Panther Silver Limited - Topia Mine

Budget Item			Amount (US$)

Drilling (surface)	Topia	1,500 m @ $200/m	$300,000

Geology (surface & ug)		12 mo @ $25,000/mo	$300,000

Rock sample assays		500 @ $15 ea	$7,500

Vancouver Office		12 mo @ $2,000/mo	$24,000

Mexico Expl Support		12 mo @ $10,000/mo	$120,000

Logistics		12 mo @ $2,000/mo	$24,000

Total			$775,500

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 26-1

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27 REFERENCES

Orequest, 2003, Summary Report on the Topia Project, Municipality of Topia, Durango State, Mexico, for Great Panther Resources Limited (November 2003).

Great Panther Silver Limited, Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009, (March 14, 2011), 46pp.

Great Panther Silver Limited, Unaudited Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2011 and 2010, 21pp.

Great Panther Silver Limited, Unaudited Condensed Consolidated Interim Financial Statements for the Three Months Ended June 30, 2011 and 2010, 24pp.

Great Panther Silver Limited, Unaudited Condensed Consolidated Interim Financial Statements for the Three Months Ended September 30, 2011 and 2010, 26pp.

Great Panther Silver Limited, Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010, (March 9, 2012), 42pp.

Great Panther Silver Limited, Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2012 and 2011 (Unaudited), 33pp.

Great Panther Silver Limited, Condensed Interim Consolidated Financial Statements for the Three Months Ended June 30, 2012 and 2011 (Unaudited), 33pp.

Great Panther Silver Limited, Condensed Interim Consolidated Financial Statements for the Three Months Ended September 30, 2012 and 2011 (Unaudited), 32pp.

Johnson, W. M., 2011, Topia Laboratory Report February 2-3, 2011, independent letter report to Great Panther Silver Limited (February 4, 2011), 5pp.

Johnson, W. M., 2012, Topia Laboratory Report January 11-12, 2012, independent letter report to Great Panther Silver Limited (January 16, 2012), 8pp.

Quality Analysis Consultants, 2011, Letter report to Great Panther Silver Limited (February 4, 2011), 5pp.

Quality Analysis Consultants, 2012, Letter report to Great Panther Silver Limited (January 16, 2010), 8pp.

Rennie, D. W., 2011, Technical Report on the Topia Mine, State of Durango, Mexico, prepared for Great Panther Silver Limited (March 28, 2011), 90pp.

Wardrop Engineering., 2007, Technical Report on the Topia Mine Property, prepared for Great Panther Resources (February 2007), 47pp.

Wardrop Engineering., 2009a, Topia Mine Project Resource Estimate for the Argentina Veins, prepared for Great Panther Resources (October 14, 2009), 57pp.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 27-1

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Topia Mine, State of Durango, Mexico” and dated February 27, 2013 was prepared and signed by the following authors:

(Signed & Sealed) “David W. Rennie”

Dated at Vancouver, BC
February 27, 2013	David W. Rennie, P.Eng.
Principal Geologist

(Signed & Sealed) “Tudorel Ciuculescu”

Dated at Toronto, ON
February 27, 2013	Tudorel Ciuculescu, P.Geo.
Senior Geologist

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 28-1

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29 CERTIFICATE OF QUALIFIED PERSON

DAVID W. RENNIE

I, David W. Rennie, P.Eng., as an author of this report entitled “Technical Report on the Topia Mine, State of Durango, Mexico” prepared for Great Panther Silver Limited and dated February 27, 2013, do hereby certify that:

1.	I am a Principal Geologist with Roscoe Postle Associates Inc. of 1130 West Pender Street, Suite 388, Vancouver, British Columbia V6E 4A4 Canada.

2.	I am a graduate of University of British Columbia, Vancouver, BC, Canada, in 1979 with a Bachelor of Applied Science degree in Geological Engineering.

3.

I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 13572). I have worked as a Geological Engineer for a total of 34 years since my graduation. My relevant experience for the purpose of the Technical Report is: • Review and report as a consultant on numerous mining operations and projects

• around the world for due diligence and regulatory requirements. • Pre-Feasibility and Feasibility Study work on several projects.
• Worked as a Geological Engineer at several mines and exploration projects in a number of countries.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Topia Mine on September 23-25, 2010.

6.	I am responsible for report sections 3, 4, 13, and 14; contributed to sections 1, 2, 12, 25, and 26, as well as for overall preparation of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8.	I prepared an estimate of Mineral Resources and a Technical Report on the Topia Mine in 2011.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 27th day of February, 2013

(Signed & Sealed) “David W. Rennie”

David W. Rennie, P.Eng.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 29-1

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TUDOREL CIUCULESCU

I, Tudorel Ciuculescu, M.Sc., P.Geo., as an author of this report entitled “Technical Report on the Topia Mine, State of Durango, Mexico” prepared for Great Panther Silver Limited and dated February 27, 2013, do hereby certify that:

1.	I am Senior Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of University of Bucharest with a B.Sc. degree in Geology in 2000 and University of Toronto with a M.Sc. degree in Geology in 2003.

3.

I am registered as a Professional Geologist in the Province of Ontario (Reg. #1882). I have worked as a geologist for a total of 12 years since my graduation. My relevant experience for the purpose of the Technical Report is:

• Preparation of Mineral Resource estimates.
• Over 5 years of exploration experience in Canada and Chile.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Topia Mine on July 25-27, 2012.

6.	I am responsible for report Sections 5 to11, inclusive, and contributed to Sections 1, 2, 12, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Section Nos. I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of February, 2013

(Signed & Sealed) “Tudorel Ciuculescu”

Tudorel Ciuculescu, M.Sc., P.Geo.

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 29-2

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30 APPENDIX 1

LIST OF MINERAL TENURES

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 30-1

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TABLE A1-1 TOPIA CLAIMS LIST
Great Panther Silver Limited - Topia Mine

Claim name	Title #	Hectares	Group	Taxes 1st 12
AMPL. DE LA MARQUESA	181018	30.6947		$3,829
AMPL. DE LAS ANIMAS	181013	4.8909		$611
AMPL. DE OLIVIA	180784	22.7349		$2,836
AMPL. DEL CARMEN	180793	15.0711		$1,880
ANIMAS	181167	8		$998
ARCOIRIS	214597	100.442		$12,530
ARGENTINA NORTE	181017	14		$1,747
AUSTRALIA	180789	50		$6,238
C.E. SCHUFFLER PONIENTE	181164	6		$749
CANTA RANAS	181020	18.8668		$2,354
DON EDUARDO	180788	28.0084		$3,494
DON ENRIQUE	180799	44.49		$5,550
DON RAFAEL	180785	100.5081		$12,538
EL CANGURO	180782	64		$7,984
EL CARMEN	181166	8.471		$1,057
EL CONDOR	125934	64		$7,984
EL DURANGUENO	180790	50		$6,238
EL VASCO	181015	36.7721		$4,587
JULIAN RIVERA	181165	7.9629		$994
LA ARGENTINA	181169	19.1912		$2,394
LA COLORADO	181014	3.4894		$436
LA CONCHA Y ANEXAS	180781	13.9913		$1,746
LA DURA Y ANEXAS	180794	23.7507		$2,963
LA ESPERANZA	177243	182.3215		$22,743
LA JICARA	181016	51.6279		$6,441
NUEVA ARGENTINA Y
CARRIZO	180792	30		$3,743
OCCIDENTAL ESTE	180795	10		$1,248
PROSPERIDAD	181162	21.918		$2,735
SALTAN RANAS	180796	14		$1,747
SAN ANDRES	180791	10		$1,248
SANTA BIBIANA	181163	5		$624
SANTO NINO	185869	7.0224		$876
SOCAVON VICTORIA	181019	7.1343		$890
TOPIA UNO	176292	220.3144		$27,483
UNIF. AMPL. DEL SALTO	184675	2.496		$312
UNION DEL PUEBLO	181012	6		$749
VALENCIANA Y OLIVA	181168	11		$1,373

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 30-2

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Claim name	Title #	Hectares	Group	Taxes 1st 12
ZONA BUENA	180797	2.9347		$367
Topia II	222533	4826.2686		$171,092
TOPIA II - F1	222534	0.6584		$36
TOPIA II - F2	222535	2		$71
TOPIA II - F3	222536	0.0897		$36
TOPIA II - F4	222537	6.5249		$232
TOPIA II - F5	222538	0.0126		$36
TOPIA II - F6	222539	0.042		$36
TOPIA II - F7	222540	3.7804		$135
TOPIA II - F8	222541	2.4102		$86
TOPIA II - F9	222542	0.2703		$36
TOPIA II - F10	222543	0.1723		$36
TOPIA II - F11	222544	0.9657		$36
TOPIA II - F12	222545	0.4743		$36
TOPIA II - F13	222546	0.4485		$36
La Prieta	154137	94.0873		$11,737
La Marquesa	Exp. 25/ 37407	21	not yet titled	$-
Total		6276.3099

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 30-3

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31 APPENDIX 2

SAMPLE STATISTICS

TABLES OF STATISTICS FOR THE SAMPLE DATA

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 31-1

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TABLE A2-1 SAMPLE STATISTICS - SILVER
Great Panther Silver Limited - Topia Mine

Ag
Zone	Number	Mean	Median	SD	CV	Max	Min
Argentina W	1,185	1,550.54	713.00	2,454.88	1.58	29,746	0
Argentina Central	193	835.50	437.00	1,653.47	1.98	20,240	40
Argentina E	762	658.68	328.50	918.99	1.40	9,338	0
Argentina FW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Santa Cruz	368	774.21	233.99	1,407.98	1.82	11,434	5
San Jorge	747	1,599.34	1,193.00	1,544.65	0.97	12,174	5
San Miguel	187	762.34	561.00	901.35	1.18	9,013	0
Hormiguera	818	1,541.71	1,091.00	1,597.55	1.04	11,650	0
La Dura N	1,108	499.39	343.00	594.09	1.19	7,200	0
La Dura S	533	496.58	310.00	644.41	1.30	5,182	0
La Dura W	530	299.51	184.00	371.34	1.24	3,555	0
La Dura Int 2	187	762.34	561.00	901.35	1.18	9,013	0
El Rosario	706	888.13	602.50	912.64	1.03	6,951	0
El Rosario FW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
El Rosario HW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
San Gregorio	1,098	1,054.58	646.50	1,128.57	1.07	6,926	0
Oxi	33	1,621.58	1,040.00	1,815.83	1.12	8,130	0
Oxidata	43	869.02	673.00	871.82	1.00	3,975	3
Link 2	38	285.55	116.50	404.43	1.42	1,653	6
La Higuera FW	23	853.61	90.00	1,455.35	1.70	5,475	7
La Higuera	66	315.34	42.50	670.46	2.13	3,600	0
San Pablo	22	530.58	308.50	618.15	1.17	2,249	0
La Prieta	115	467.28	175.00	663.59	1.42	3,365	0
Recompensa	626	304.54	127.00	475.77	1.56	3,920	0
Recompensa HW	135	277.36	185.00	325.11	1.17	2,323	4
Oliva	92	128.25	93.50	160.82	1.25	1,400	10
Recompensa Int 1	159	1,390.89	413.00	1,843.75	1.33	7,405	0

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 31-2

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TABLE A2-2 SAMPLE STATISTICS - GOLD
Great Panther Silver Limited - Topia Mine

Au
Zone	Number	Mean	Median	SD	CV	Max	Min
Argentina W	1,185	0.60	0.39	0.73	1.22	10.36	0.00
Argentina Central	193	0.50	0.25	0.88	1.76	10.00	0.00
Argentina E	762	0.65	0.33	0.93	1.42	15.00	0.00
Argentina FW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Santa Cruz	368	0.55	0.25	1.05	1.90	11.00	0.00
San Jorge	747	1.15	0.98	0.82	0.71	9.89	0.00
San Miguel	187	1.05	0.88	0.86	0.82	5.07	0.00
Hormiguera	818	1.03	0.78	1.18	1.15	21.76	0.00
La Dura N	1,108	2.19	1.58	2.45	1.12	36.04	0.00
La Dura S	533	2.85	2.18	2.32	0.82	13.31	0.00
La Dura W	530	5.35	4.64	4.62	0.86	55.36	0.00
La Dura Int 2	187	2.27	1.89	1.78	0.79	11.08	0.00
El Rosario	706	0.37	0.31	0.38	1.00	3.42	0.00
El Rosario FW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
El Rosario HW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
San Gregorio	1,098	0.54	0.45	0.47	0.87	4.96	0.00
Oxi	33	0.63	0.49	0.54	0.87	2.38	0.00
Oxidata	43	0.59	0.50	0.37	0.63	1.60	0.07
Link 2	38	0.43	0.26	0.45	1.06	1.98	0.02
La Higuera FW	23	0.78	0.05	1.34	1.72	5.00	0.01
La Higuera	66	0.12	0.01	0.30	2.54	1.50	0.00
San Pablo	22	0.36	0.26	0.45	1.26	1.60	0.00
La Prieta	115	3.92	3.12	3.92	1.00	25.18	0.05
Recompensa	626	12.73	11.29	12.47	0.98	199.72	0.00
Recompensa HW	135	11.25	10.04	8.97	0.80	36.38	0.00
Oliva	92	5.72	5.03	4.82	0.84	21.50	0.00
Recompensa Int 1	159	10.89	9.82	8.05	0.74	53.02	0.00

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 31-3

www.rpacan.com

TABLE A2-3 SAMPLE STATISTICS - LEAD
Great Panther Silver Limited - Topia Mine

Pb
Zone	Number	Mean	Median	SD	CV	Max	Min
Argentina W	1,185	8.86	4.27	11.18	1.26	69.44	0.00
Argentina Central	193	5.38	1.86	7.83	1.46	44.68	0.00
Argentina E	762	7.96	4.40	9.21	1.16	46.50	0.00
Argentina FW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Santa Cruz	368	5.13	1.70	7.55	1.47	43.00	0.00
San Jorge	187	7.69	5.55	7.89	1.03	41.00	0.00
San Miguel	747	3.79	2.49	4.81	1.27	46.74	0.00
Hormiguera	818	2.89	2.08	2.73	0.95	15.68	0.00
La Dura N	1,108	8.03	4.19	9.61	1.20	65.16	0.00
La Dura S	533	6.67	3.52	8.44	1.27	57.66	0.00
La Dura W	530	3.71	1.61	5.16	1.39	38.24	0.00
La Dura Int 2	187	13.58	10.30	14.37	1.06	62.96	0.00
El Rosario	706	4.01	2.47	4.42	1.10	30.58	0.00
El Rosario FW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
El Rosario HW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
San Gregorio	1,098	4.40	2.21	5.49	1.25	39.48	0.00
Oxi	33	7.00	3.44	8.48	1.21	32.98	0.00
Oxidata	43	4.53	1.46	9.57	2.11	52.86	0.00
Link 2	38	1.22	0.36	2.19	1.79	9.76	0.00
La Higuera FW	23	3.53	0.62	6.37	1.81	24.00	0.01
La Higuera	66	1.13	0.60	1.50	1.33	9.20	0.00
San Pablo	22	1.48	0.62	1.86	1.26	6.50	0.00
La Prieta	115	2.68	1.47	3.23	1.20	15.68	0.00
Recompensa	626	4.71	2.37	5.94	1.26	33.90	0.00
Recompensa HW	135	6.33	3.40	9.79	1.55	80.60	0.00
Oliva	92	3.12	2.14	3.35	1.07	22.00	0.00
Recompensa Int 1	159	6.29	5.52	5.37	0.85	26.88	0.00

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 31-4

www.rpacan.com

TABLE A2-4 SAMPLE STATISTICS - ZINC
Great Panther Silver Limited - Topia Mine

Zn
Zone	Number	Mean	Median	SD	CV	Max	Min
Argentina W	1,185	2.50	0.88	3.58	1.43	29.60	0.00
Argentina Central	193	5.38	1.86	7.83	1.46	44.68	0.00
Argentina E	762	7.96	4.40	9.21	1.16	46.50	0.00
Argentina FW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Santa Cruz	368	0.00	0.00	0.00	0.00	0.00	0.00
San Jorge	187	10.50	8.30	10.43	0.99	54.28	0.00
San Miguel	747	7.16	5.36	6.85	0.96	44.92	0.00
Hormiguera	818	4.42	3.51	3.87	0.88	18.62	0.00
La Dura N	1,108	7.16	4.40	7.85	1.10	42.88	0.00
La Dura S	533	7.63	4.58	8.58	1.13	42.08	0.00
La Dura W	530	5.24	2.28	6.55	1.25	37.22	0.00
La Dura Int 2	187	8.81	5.94	8.91	1.01	38.60	0.00
El Rosario	706	4.96	3.26	5.00	1.01	38.56	0.00
El Rosario FW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
El Rosario HW	n/a	n/a	n/a	n/a	n/a	n/a	n/a
San Gregorio	1,098	9.70	7.81	8.70	0.90	57.30	0.00
Oxi	33	12.34	10.10	9.50	0.77	37.38	0.00
Oxidata	43	13.64	14.46	9.38	0.69	41.22	0.00
Link 2	38	5.12	2.43	6.44	1.26	31.68	0.00
La Higuera FW	23	5.95	2.30	8.24	1.39	29.30	0.04
La Higuera	66	3.41	0.91	6.80	1.99	44.00	0.00
San Pablo	22	7.14	3.27	7.81	1.09	23.54	0.00
La Prieta	115	4.16	2.29	4.96	1.19	22.72	0.00
Recompensa	626	5.62	2.55	6.79	1.21	30.18	0.00
Recompensa HW	135	8.49	6.28	8.24	0.97	36.32	0.00
Oliva	92	2.42	1.04	3.58	1.48	19.52	0.00
Recompensa Int 1	159	9.87	9.00	7.88	0.80	33.22	0.00

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 31-5

www.rpacan.com

32 APPENDIX 3

RESOURCE TABLES BY ZONE

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 32-1

RPA

Area	Density (t/cu m)	Tonnage (t)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Pb (%)	Pb (lb)	Zn (%)	Zn (lb)	NSR ($/t)	Width (m)
Argentina W	2.77	9,604	0.57	176	1,171	361,623	6.99	1,480,091	3.87	819,428	422.87	0.49
Argentina Central	2.77	2,190	0.73	51	1,076	75,800	9.28	448,057	1.49	71,831	389.56	0.74
Argentina E	2.77	9,711	0.73	228	713	222,765	8.54	1,827,900	0.00	0	262.04	0.79
Argentina FW												
Santa Cruz	2.77	3,281	0.70	74	994	104,894	6.75	488,510	0.00	0	353.43	0.47
San Jorge	2.49	2,554	0.55	45	804	65,981	2.43	137,070	4.10	230,924	292.58	0.31
San Miguel	2.49	336	0.22	2	636	6,874	2.79	20,675	6.49	48,127	239.82	0.30
Hormiguera	2.49	3,785	0.48	59	847	103,127	1.72	143,564	3.34	278,879	303.20	0.33
La Dura N	3.03	8,297	2.17	578	575	153,468	9.93	1,817,025	10.39	1,899,779	265.55	0.63
La Dura S	3.03	1,856	2.51	150	521	31,077	9.48	387,754	14.99	613,151	264.13	0.41
La Dura W	3.03	2,711	4.17	364	448	39,081	6.27	374,732	9.62	575,128	239.35	0.49
La Dura Int 2	3.03	1,704	2.15	118	651	35,681	11.52	432,638	8.54	320,788	287.91	0.42
El Rosario	2.99	4,411	0.26	36	1,001	142,022	4.47	434,968	4.72	459,316	360.58	0.52
El Rosario FW												
El Rosario HW												
San Gregorio	2.81	4,504	0.42	60	944	136,697	4.49	445,673	8.62	856,111	354.57	0.46
Oxi	2.81	148	0.25	1	534	2,542	3.17	10,355	3.87	12,639	198.81	0.30
Oxidata	2.81	254	0.34	3	689	5,640	2.98	16,722	10.16	57,022	270.23	0.32
Link 2	2.81	114	0.57	2	716	2,621	3.13	7,850	11.85	29,733	287.30	0.44
La Higuera FW												
La Higuera	2.81	67	0.37	1	596	1,289	1.88	2,794	8.09	12,010	231.26	0.35
San Pablo	2.81	98	0.54	2	790	2,488	1.55	3,351	7.95	17,181	297.61	0.33
La Prieta	2.85	672	3.99	86	550	11,875	3.04	45,078	3.65	54,070	248.72	0.52
Recompensa	3.06	2,964	10.65	1,016	259	24,662	4.71	307,977	6.01	392,770	241.35	0.47
Recompensa HW	3.06	258	4.67	39	384	3,189	8.81	50,124	9.41	53,586	227.10	0.30
Oliva												
Recompensa Int 1	3.06	889	3.87	111	799	22,856	4.08	79,997	6.53	128,068	341.25	0.30
Total Measured	**2.84**	**60,410**	**1.65**	**3,201**	**801**	**1,556,253**	**6.73**	**8,962,906**	**5.20**	**6,930,538**	**315.10**	**0.54**

Page 32-2

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Area	Density (t/cu m)	Tonnage (t)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Pb (%)	Pb (lb)	Zn (%)	Zn (lb)	NSR ($/t)	Width (m)
Argentina W	2.77	8,350	0.51	136	1,174	315,265	6.01	1,106,928	3.08	567,641	419.36	0.43
Argentina Central	2.77	7,799	0.76	190	929	232,897	9.95	1,711,599	0.71	121,997	339.08	0.77
Argentina E	2.77	18,951	0.70	428	708	431,493	8.03	3,353,572	0.00	0	259.13	0.73
Argentina FW												
Santa Cruz	2.77	10,538	0.76	259	1,048	355,112	8.00	1,858,409	0.00	0	374.14	0.48
San Jorge	2.49	2,632	0.51	43	766	64,851	2.20	127,620	2.62	152,194	274.98	0.31
San Miguel	2.49	392	0.21	3	659	8,309	3.37	29,168	7.59	65,587	251.53	0.30
Hormiguera	2.49	7,990	0.41	105	868	222,942	2.08	366,986	2.84	500,827	308.31	0.34
La Dura N	3.03	6,581	2.44	515	548	115,940	9.04	1,312,359	12.20	1,769,861	263.53	0.71
La Dura S	3.03	1,692	2.60	142	491	26,709	8.32	310,325	15.52	578,996	255.03	0.38
La Dura W	3.03	1,900	3.13	191	433	26,437	8.05	337,264	9.59	401,643	224.00	0.34
La Dura Int 2	3.03	2,516	2.06	167	629	50,867	10.06	557,709	6.30	349,347	270.58	0.37
El Rosario	2.99	10,993	0.22	77	916	323,579	3.59	871,189	4.27	1,035,661	328.52	0.58
El Rosario FW												
El Rosario HW												
San Gregorio	2.81	5,218	0.38	63	820	137,579	3.62	415,970	7.21	828,796	306.98	0.37
Oxi	2.81	641	0.20	4	717	14,757	3.42	48,321	9.96	140,689	277.76	0.31
Oxidata	2.81	493	0.38	6	640	10,150	2.24	24,381	8.77	95,371	248.88	0.31
Link 2	2.81	89	0.41	1	608	1,736	2.46	4,816	7.68	15,022	235.81	0.56
La Higuera FW												
La Higuera	2.81	52	0.33	1	508	852	1.60	1,833	6.72	7,721	197.06	0.37
San Pablo	2.81	238	0.59	4	709	5,414	1.40	7,321	6.81	35,693	267.47	0.33
La Prieta	2.85	3,100	3.84	383	503	50,137	2.69	183,948	3.32	226,661	229.66	0.48
Recompensa	3.06	3,585	11.05	1,274	427	49,276	6.42	507,159	8.34	658,968	312.31	0.43
Recompensa HW	3.06	339	3.32	36	418	4,549	10.27	76,636	8.66	64,637	222.24	0.30
Oliva												
Recompensa Int 1	3.06	1,297	2.90	121	771	32,157	3.31	94,767	6.00	171,668	317.18	0.30
Total Indicated	**2.82**	**95,386**	**1.35**	**4,149**	**809**	**2,481,010**	**6.33**	**13,308,280**	**3.70**	**7,788,978**	**309.11**	**0.54**

Page 32-3

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Area	Density (t/cu m)	Tonnage (t)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Pb (%)	Pb (lb)	Zn (%)	Zn (lb)	NSR ($/t)	Width (m)
Argentina W	2.77	27,703	0.54	482	1,173	1,044,439	6.54	3,991,772	3.50	2,140,250	421.24	0.46
Argentina Central	2.77	22,221	0.75	537	961	686,681	9.81	4,804,042	0.88	431,159	350.15	0.76
Argentina E	2.77	44,975	0.71	1,028	710	1,026,603	8.20	8,130,293	0.00	0	260.12	0.75
Argentina FW	2.77	3,836	0.12	15	543	67,024	3.69	312,420	2.59	219,404	197.52	0.35
Santa Cruz	2.77	17,127	0.75	412	1,035	570,148	7.70	2,908,856	0.00	0	369.22	0.48
San Jorge	2.49	1,791	0.53	31	785	45,185	2.32	91,415	3.35	132,316	283.64	0.31
San Miguel	2.49	3,514	0.22	24	648	73,250	3.10	240,475	7.08	548,618	246.12	0.30
Hormiguera	2.49	16,362	0.43	228	861	453,087	1.97	709,431	3.00	1,083,434	306.66	0.33
La Dura N	3.03	8,772	2.28	644	563	158,840	9.54	1,845,043	11.19	2,163,571	264.66	0.67
La Dura S	3.03	1,582	2.55	130	507	25,762	8.93	311,215	15.24	531,478	259.79	0.40
La Dura W	3.03	3,999	3.74	481	442	56,814	7.00	617,399	9.61	846,996	233.03	0.43
La Dura Int 2	3.03	5,201	2.10	351	638	106,659	10.64	1,220,468	7.20	825,850	277.58	0.39
El Rosario	2.99	49,157	0.23	361	940	1,485,834	3.85	4,168,236	4.40	4,770,803	337.70	0.56
El Rosario FW	2.99	3,599	0.02	3	776	89,765	3.02	239,692	1.41	111,843	269.91	0.33
El Rosario HW	2.99	3,751	0.01	2	723	87,155	4.78	395,499	3.49	288,645	260.79	0.31
San Gregorio	2.81	21,814	0.40	277	877	615,415	4.02	1,933,342	7.86	3,780,567	329.03	0.41
Oxi	2.81	4,152	0.21	28	682	91,066	3.37	308,874	8.82	807,134	262.93	0.31
Oxidata	2.81	3,631	0.37	43	657	76,656	2.49	199,535	9.24	739,791	256.15	0.31
Link 2	2.81	1,454	0.50	24	669	31,284	2.84	90,936	10.02	321,329	264.74	0.49
La Higuera FW	2.81	5,921	0.19	36	694	132,064	2.07	269,822	8.35	1,090,445	263.14	0.40
La Higuera	2.81	5,988	0.35	68	558	107,330	1.76	232,050	7.50	989,432	216.34	0.36
San Pablo	2.81	4,451	0.57	82	732	104,788	1.44	141,513	7.15	701,084	276.27	0.33
La Prieta	2.85	5,335	3.37	578	520	89,270	2.09	246,138	3.48	409,519	229.38	0.40
Recompensa	3.06	866	10.87	303	351	9,781	5.65	107,836	7.28	139,137	280.19	0.45
Recompensa HW	3.06	1,793	3.91	225	403	23,257	9.64	380,963	8.99	355,304	224.34	0.30
Oliva	3.06	1,624	0.10	5	551	28,788	0.31	11,202	0.04	1,366	187.19	0.30
Recompensa Int 1	3.06	2,640	3.30	280	783	66,431	3.63	211,036	6.22	361,945	326.97	0.30
Total Inferred	**2.83**	**273,258**	**0.76**	**6,678**	**837**	**7,353,378**	**5.66**	**34,119,502**	**3.95**	**23,791,420**	**310.99**	**0.52**

Page 32-4

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www.rpacan.com

33 APPENDIX 4

BLOCK MODEL LONGITUDINAL PROJECTIONS OF PRINCIPAL VEINS

Great Panther Silver Limited – Topia Mine, Project #1925
Technical Report NI 43-101 – February 27, 2013	Page 33-1

www.rpacan.com

4300 X (False)
4400 X (False)
4500 X (False)
4600 X (False)
1800 m
1800 m
1700 m
1700 m
1600 m
1600 m
1500 m
1500 m
1400 m
NSR
0 50
50 75
75 100
100 150
150 200
200 250
250 300
300 350
350 400
400 500
500 10000000
February 2013

Figure A4-1

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

Argentina Central
Block Model Longitudinal

33-2

RPA
www.rpacan.com

6600 X (False)
6700 X (False)
6800 X (False)
6900 X (False)
1800 m
1700 m
1600 m
1500 m
1400 m
1300 m
NSR
0 50
50 75
75 100
100 130
130 200
200 250
250 300
300 350
350 400
400 500
500 10000000
February 2013

Figure A4-2

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

Santa Cruz
Block Model Longitudinal

33-3

RPA
www.rpacan.com

0 X (False)
100 X (False)
200 X (False)
300 X (False)
1800 m
1700 m
1600 m
1500 m
1400 m
1300 m
NSR
0 50
50 75
75 100
100 150
150 200
200 250
250 300
300 350
350 400
400 500
500 10000000
February 2013

Figure A4-3

Great Panther Silver Limited

Topia Mine
State of Durango, Mexico

Argentina West
Block Model Longitudinal

33-4

33-5

2000 m
2000 m
200 X (False)
300 X (False)
400 X (False)
500 X (False)
600 X (False)
1900 m
1900 m
1800 m
1800 m
1700 m
1700 m
NSR
0 50
50 75
75 100
100 130
130 200
200 250
250 300
300 350
350 400
400 500
500 10000000
February 2013
RPA
www.rpacan.com

Figure A4-4

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

Hormiguera
Block Model Longitudinal

RPA
www.rpacan.com

1700 m
1600 m
1500 m
1400 m
1300 m
1200 m
1700 m
1600 m
1500 m
1400 m
1300 m
200 X (False)
300 X (False)
400 X (False)
500 X (False)
NSR
0 50
50 75
75 100
100 130
130 200
200 250
250 300
300 350
350 400
400 500
500 10000000
February 2013

Figure A4-5

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

La Dura North
Block Model Longitudinal

33-6

www.rpacan.com

1700 m
1600 m
1500 m
1400 m
1300 m
1200 m
200 X (False)
300 X (False)
400 X (False)
500 X (False)
NSR
0 50
50 75
75 100
100 130
130 200
200 250
250 300
300 350
350 400
400 500
500 10000000
February 2013

Figure A4-6

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

La Dura South
Block Model Longitudinal

33-7

RPA
www.rpacan.com

0 X (False)
100 X (False)
200 X (False)
300 X (False)
1600 m
1500 m
1400 m
1300 m
1200 m
NSR
0 50
50 75
75 100
100 130
130 200
200 250
250 300
300 350
350 400
400 500
500 10000000

Figure A4-7

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

La Dura West
Block Model Longitudinal

February 2013

33-8

100 X (False)
200 X (False)
300 X (False)
400 X (False)
500 X (False)
1300 m
1200 m
1100 m
1000 m
NSR
0 50
50 75
75 100
100 130
130 200
200 250
250 300
300 350
350 400
400 500
500 10000000
February 2013

Figure A4-8

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

Recompasa
Block Model Longitudinal

www.rpacan.com

33-9

RPA
www.rpacan.com

0 X (False)
100 X (False)
200 X (False)
300 X (False)
1800 m
1800 m
1700 m
1700 m
1600 m
1500 m
1500 m
1400 m
NSR
0 50
50 75
75 100
100 130
130 200
200 250
250 300
300 350
350 400
400 500
500 10000000

Figure A4-9

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

El Rosario
Block Model Longitudinal

February 2013

33-10

200 X (False)
300 X (False)
400 X (False)
500 X (False)
600 X (False)
700 X (False)
1700 m
1700 m
1600 m
1600 m
1500 m
1500 m
1400 m
1400 m
1300 m
NSR
0 50
50 75
75 100
100 150
150 200
200 250
250 300
300 350
350 400
400 500
500 10000000
February 2013

Figure A4-10

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

San Gregorio
Block Model Longitudinal

www.rpacan.com

33-11

RPA
www.rpacan.com

1900 m
1800 m
1700 m
1600 m
1500 m
1400 m
0 X (False)
100 X (False)
200 X (False)
300 X (False)
NSR
February 2013

Figure A4-11

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

San Jorge
Block Model Longitudinal

33-12

RPA
www.rpacan.com

0 X (False)
100 X (False)
200 X (False)
300 X (False)
400 X (False)
1900 m
1900 m
1800 m
1800 m
1700 m
1700 m
1600 m
1600 m
1500 m
1500 m
1400 m
NSR
February 2013

Figure A4-12

Great Panther Silver Limited

Topia Mine

State of Durango, Mexico

San Miguel
Block Model Longitudinal

33-13